Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

January 23, 2013

VIA EDGAR TRANSMISSION

Ms. Pamela A. Long

Mr. Craig E. Slivka
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Sealy Corporation

Preliminary Proxy Statement on Schedule 14C

Filed October 30, 2012

Dear Ms. Long and Mr. Slivka:

On behalf of Sealy Corporation (the “Company”), we hereby submit the Company’s response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 26, 2012 (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement on Schedule 14C filed by the Company on October 30, 2012 (the “Preliminary Information Statement”).  We have also revised the Preliminary Information Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Preliminary Information Statement (“Amendment No. 1”), which reflects these revisions and general updates.  In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Preliminary Information Statement as filed on October

30, 2012, and four clean courtesy copies of Amendment No. 1.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.

General

1.              We note that in connection with your merger and delisting, Tempur-Pedic may pursue agreements, arrangements or understandings with your executive officers, which may include cash, stock, and co-investment opportunities. Further, we note that in your press release dated September 27, 2012, you state that Larry Rogers will remain CEO of Sealy following the completion of the merger. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3.  Refer to Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.  Please also revise your registration statement to include disclosure regarding the continuing service of any executive officer or director, including Mr. Rogers continued employment.

The Company respectfully advises the Staff that, after careful consideration of Rule 13e-3, including the Staff’s guidance in Compliance and Disclosure Interpretations 201.01, 201.05 and 201.06, the Company determined (as further described below) that the proposed merger among the Company, Tempur-Pedic International Inc. (“Acquiror”) and Silver Lightning Merger Company (“Merger Sub”) (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 and that the Executive Officers (as defined below) and Directors (as defined below) are not affiliates of Acquiror. Accordingly, the Company believes that Rule 13e-3 is inapplicable to the Merger and that the Executive Officers and Directors are not Schedule 13E-3 filing persons in connection with the Merger. As used in this response letter, the term “Executive Officers” includes the members of the Company’s executive team, which consists of Lawrence J. Rogers, Jeffrey C. Ackerman, Louis R. Bachicha, G. Michael Hofmann, Jodi Allen, Carmen J. Dabiero and Michael Q. Murray.

I. Applicable Rule; Overview

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a purchase of any equity security made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is

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dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Merger lead to the conclusion that any of the Executive Officers are affiliates of Acquiror such that the Merger would constitute a Rule 13e-3 transaction.

With respect to each of the Executive Officers, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management who are affiliates of the issuer can be considered to be affiliates of the acquiror and hence “on both sides of the transaction,” making the acquiror also an affiliate of the issuer. The Company’s interpretation of Question 201.01 and Question 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management and (iv) increases in the compensation to be received by management. For the reasons outlined below, we do not believe that the Executive Officers are affiliates of Acquiror and, therefore, we do not believe that the Executive Officers are engaged in a “Rule 13e-3 transaction.”

II. Analysis

A. No material equity ownership by Executive Officers in Acquiror or the surviving corporation

The level of equity participation of senior management in the acquiror or surviving corporation is a significant consideration in assessing whether such management could be deemed to control the surviving corporation. In particular, Section 201.06 of the 13e-3 C&DIs indicates that if the target company’s management anticipated receiving a 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, the financial buyer could be, directly or indirectly, deemed to be in control of the issuer in advance of the closing of the acquisition. As noted below, no equity participation by the Executive Officers in Acquiror or the surviving corporation has been agreed to between Acquiror and the Executive Officers, and, even if any such participation is agreed, the level of such participation would be de minimus and well below such threshold based on the Executive Officers’ current equity ownership in the Company.

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Under the terms of the merger agreement among Acquiror, Merger Sub and the Company, all of the Company equity awards will be cashed out and cancelled, unless an alternative arrangement is reached between the equity award holder and the Acquiror. In addition, the Company’s stock purchase plan will be terminated immediately following closing of the Merger. As of the date of the filing of the Proxy Statement and as of the date of this response letter, (a) only preliminary non-binding discussions for a de minimis equity participation have taken place between the Executive Officers and representatives of Acquiror and its affiliates with respect to any potential equity participation plan or program and (b) no agreement, arrangement or understanding exists between Acquiror or its affiliates and the Executive Officers regarding employment with, or the right to invest or participate in the equity of, the surviving corporation or Acquiror. Thus, in summary, unless one or more agreements are reached between Acquiror and the Executive Officers prior to closing of the Merger, none of the Executive Officers (if any such persons remain employed by the surviving corporation) will own any equity in the surviving corporation, Acquiror, or their affiliates. Given that as of the date of the Preliminary Information Statement, the Executive Officers held common stock and other equity awards representing approximately 8.7% of the common stock of the Company on a fully diluted basis, even if agreements are reached with all of the Executive Officers to have all of such officers’ equity awards rolled over into equity of the surviving corporation, the resulting interest in the surviving corporation would be de minimis—significantly below the 20% threshold indicated in Section 201.06 of the 13e-3 C&DIs—and clearly would not constitute control.

In light of the foregoing, the Company does not believe that the amount of equity in the surviving corporation to be held by the Executive Officers, if any, would be material enough to exercise any meaningful level of control or influence over the surviving corporation. Therefore, the Company does not believe that the potential equity ownership should result in this transaction being deemed a “Rule 13e-3 transaction.”

B. None of the Executive Officers have agreements or arrangements to hold a seat on the surviving corporation’s board of directors

In addition to the equity participation of management in the Acquiror or the surviving corporation (discussed above), another factor in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction” is whether management will be represented on the board of directors of the Acquiror.  Following the consummation of the Merger, the surviving company will be a wholly owned subsidiary of Acquiror and will be controlled by Acquiror. While each Executive Officer who remains employed by the surviving corporation in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the surviving corporation

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after the Merger, each such Executive Officer will be subject to the direction of the surviving corporation’s board of directors and will serve at the pleasure of such board of directors. Each Executive Officer has a specifically defined and limited area of responsibility with respect to the Company and will have a similarly defined and limited area of responsibility with respect to the surviving corporation. Additionally, the Merger Agreement provides that the existing board of directors of the Company, including Lawrence J. Rogers in his capacity as a member of the board of directors of the Company, will be replaced as of the closing, and Acquiror has not entered into any agreements or arrangements with any Executive Officer, including Lawrence J. Rogers, regarding their serving on the board of directors of either the surviving corporation or Acquiror.

C. None of the Executive Officers have employment agreements or arrangements with Acquiror

Another potential factor discussed in the 13e-3 C&DIs is alterations in management’s employment arrangements favorable to management. Although it is possible that the Executive Officers will enter into arrangements with Acquiror or its affiliates regarding employment (and severance arrangements), only preliminary discussions regarding potential ongoing employment agreements or arrangements (and only in a manner that would generally preserve the status quo for the management) have taken place between the Executive Officers and representatives of Acquiror or its representatives but no final or significantly detailed agreements, arrangements or understandings have thus been reached. In fact, throughout the negotiation of the merger agreement with Acquiror, the Company’s board of directors prohibited the Company’s management from discussing any such potential arrangements. As a result, the Company does not believe that any new employment arrangements, if any, to be entered into by the Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

D. No significant increases in consideration for Executive Officers

Other than the right to receive the per-share Merger consideration (or payment to cash out equity awards based thereon) as set forth in the merger agreement, there are no current agreements, arrangements or understandings under which Executive Officers will receive additional consideration or remuneration from Acquiror in connection with the Merger or otherwise. As a result, the Company does not believe that the contemplated consideration to be received by the Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

E. The purposes underlying Rule 13e-3 are not implicated by the proposed Merger

As a general matter, the Company respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate.

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It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

In contrast to the circumstances described in the Interpretative Release, and as described in greater detail in the “The Merger—Background of the Merger” section of the Preliminary Information Statement, the negotiations between the Company and Acquiror were at arm’s length, vigorous and conducted under the supervision of a committee of independent directors of the Company (the “Independent Committee”), which was formed in June 2012 and composed of Deborah G. Ellinger, James W. Johnston, Gary E. Morin, John B. Repogle and Richard W. Roedel, who constitute a majority of the total board of directors. Mr. Roedel, who was designated to serve as chairman of the Independent Committee, participated in the negotiations with Acquiror and another bidder. The board’s decision to adopt and approve the merger agreement, and to recommend its adoption to stockholders, was the culmination of a comprehensive strategic review process to maximize value for the Company’s stockholders, which review took into account the recommendations of the Independent Committee. The Executive Officers, including Lawrence J. Rogers, were never present at the meetings of the Independent Committee. On numerous occasions, the Company’s board rejected offers from Acquiror and demanded changes in the merger agreement and in the offer price. No member of the Company’s board has connections to, or affiliation with, Acquiror. Other than the meetings described in the “Background of the Merger” section of Amendment No. 1, prior to the approval of the merger agreement by the Company’s board of directors on September 26, 2012, the only contact the Executive Officers had with Acquiror were customary presentations in connection with Acquiror’s due diligence.

The fact that the Executive Officers beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 6.1% of the outstanding shares of common stock of the Company prior to the Company’s entry into the merger agreement and the fact that representatives of Acquiror

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have not entered into any agreements with respect to the terms of the Executive Officers’ employment is strong evidence of the lack of the Executive Officers’ control and general inability to design the transaction to accommodate their personal interests or to further their own personal interests at the expense of the interests of the Company’s stockholders.

In short, given the fact that the Merger was negotiated under the supervision of the Independent Committee, and taking into account the Executive Officers’ de minimis equity interest in the surviving company following the Merger and lack of other indicia of control of Acquiror, the Company believes that the present circumstances are not ones in which management is “standing on both sides of the transaction.” The facts and circumstances surrounding the proposed Merger illustrate the absence of any control relationship between Acquiror, on the one hand, and the Company or the Executive Officers, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address. For the reasons discussed in this letter, the Company respectfully submits that the proposed Merger is not a “Rule 13e-3 transaction.”

2.              Please supplementally provide us with copies of all materials prepared by Citigroup and Parella Weinberg and shared with the Board of Directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the Boards’ decisions to approve the transaction agreement.

In response to the Staff’s request, each of Citigroup and Perella Weinberg, through their respective counsel, is submitting to the Staff for its review on a supplemental basis copies of the materials requested by the Staff. These materials are being provided under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. §200.83 and return of these materials pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

Summary, page 1

3.              According to Tempur-Pedic’s Form 10-Q for the Quarterly Period Ended September 30, 2012, it appears that the address for the company’s principal executive offices is 1000 Tempur Way, Lexington, Kentucky 40511. Please update the address here and on page 16.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 16.

Opinion of the Financial Advisor to the Company, page 3

Opinion of the Financial Advisor to the Independent Committee, page 3

4.              Please disclose the fees to be paid to these advisors as well as the amounts contingent upon the completion of the merger.

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In response to the Staff’s comment, the Company has revised its disclosure on page 3.

Regulatory and Other Governmental Approvals, page 7

5.              Please update the status of the approval required by the HSR Act.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 54.

Interests of the Company’s Directors and Executive Officers in the Merger, page 7

6.              Please quantify the benefits that your directors and executive officers will receive as a result of their interests in the transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 8.

Cautionary Statements Regarding Forward-Looking Statements, page 13

7.              We note your statement on page 15 that you undertake no obligation to publicly update or revise any forward-looking statement. This disclaimer does not appear to be consistent with you disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

In response to the Staff’s comment, the Company has revised its disclosure on page 15.

The Merger, page 17

8.              Your disclosure throughout this section should describe in sufficient detail why this transaction was approved by shareholders as opposed to any alternatives to such transaction, and why the transaction is being undertaken at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting.

The applicable disclosure in Amendment No. 1 has been revised where appropriate in response to Comment 8 and the other Comments of the staff related to the “Background of the Merger” section. Please see the revised disclosure to the section titled “The Merger — Background of the Merger” beginning on page 17 of Amendment No. 1.

9.              Please clarify the statement on page 19 that at the June 14, 2012 Board meeting, the Board concluded that it was in the best interests of stockholders to proceed with an exploration of strategic alternatives. We note that the prior sentence in

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this paragraph indicates that the Board determined not to conduct an auction to seek alternative partners to a transaction. Please reconcile your disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 19.

10.       Please specify the “certain actions” Tempur-Pedic required KKR to take with respect to the Convertible Notes.

In response to the Staff’s comment, the Company has revised its disclosure on page 22.

Reasons for the Merger; Recommendations of the Board of Directors, page 24

11.       Please expand your disclosure in the third bullet point to explain what specifically was considered by the board regarding possible alternatives to the sale of the company, including the specific potential benefits to the stockholders. As currently drafted, it is not clear why this is a positive factor supporting the Board’s recommendation.

In response to the Staff’s comment, the Company has revised its disclosure on page 25.

Opinion of Financial Advisor to the Company — Citigroup Global Markets Inc., page 26

12.       Please revise your disclosure to provide a quantitative description of the fees Citigroup and any of its affiliates, received, or will receive, for services provided to the company, or any of its affiliates, including KKR, in the past two years.  See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure on page 33.

Opinion of the Financial Advisor to the Independent Committee — Parella Weinberg Partners LP, page 32

Selected Publicly Traded Companies Analysis, page 37

13.       Please revise the disclosure to provide the underlying data used to calculate the selected companies range of multiples.

In response to the Staff’s comment, the Company has revised its disclosure on pages 36 through 40.

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Selected Transactions Analysis, page 38

14.       Please revise the disclosure to provide the size of each transaction and the underlying data for each transaction used to determine the representative range of multiples.

In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 40.

Summary of the Company’s Projections, page 41

15.       We note the statement on page 42 that “[n]either the company nor its affiliates assumes any responsibility for the accuracy of this information.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for the information. Please remove this disclaimer.

In response to the Staff’s comment, the Company has revised its disclosure on page 43.

16.       In the interest of transparency, please revise your tables on page 43 to provide the definition of Adjusted EBITDA according to your senior debt agreements. This will enable an investor to more easily determine the components of your line items titled Adjusted EBITDA, EBITDA and Adjusted EBIT.

In response to the Staff’s comment, the Company has revised its disclosure on pages 44 and 45.

Potential Payments Upon a Change in Control; Transaction Bonuses, page 49

17.       It does not appear that you have included the value of the Equity Share Units that the named executive officers will receive in connection with the merger. Please include the value of the Equity Share Units, or, in the alternative, please advise us why such Equity Share Units should not be included.  See Item 3(c) of Schedule 14C and Item 402(t) of Regulation S-K.

The Company respectfully advises the Staff that the Equity Share Units, pursuant to the Company Directors’ Deferred Compensation Plan, are awarded only to the directors of the Company and that Executive Officers are not eligible to receive any Equity Share Units under such plan. To clarify this point, the Company has revised its disclosure on page 50.

18.       Please include the information required by Instruction 5 to Item 402(t) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 52.

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Litigation Related to the Merger, page 53

19.       Please supplementally provide us with copies of the complaints for the lawsuits listed in this section.

In response to the Staff’s comment, the Company has provided the staff copies of the requested complaints with this letter. See Exhibit 1.

Explanatory Note Regarding the Merger Agreement, page 54

20.       Please revise this section to remove the suggestion that investors cannot rely on the information in the merger agreement, including the representations and warranties in the transaction, as this information constitutes public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised its disclosure on page 56.

Where You Can Find Additional Information, page 86

21.       We note that you are incorporating by reference certain documents into the Information Statement.  Given that the consideration offered to stockholders consists wholly of cash, it is unclear why you are incorporating such documents.  See Instruction 2 to Item 14 of Schedule 14A.  Please advise.  To the extent that you continue to incorporate by reference, please include all necessary documents.  For example, we note that you have not included your Form 10-Q for the quarterly period ending August 26, 2012.

In response to the Staff’s comment, the Company has revised its disclosure on page 88.

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We thank you for your assistance in this matter.  Please do not hesitate to call me at (212) 455-2772 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Sean Rodgers, Esq.

Sean Rodgers, Esq.

Company Acknowledgment

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sealy Corporation

By:	/s/ Michael Q. Murray
Name:	Michael Q. Murray, Esq.
Title:	Senior Vice President and General Counsel

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EXHIBIT 1

Exhibit 1

STATE OF NORTH CAROLINA		IN THE GENERAL COURT OF JUSTICE
SUPERIOR COURT DIVISION

COUNTY OF RANDOLPH

ROBERT A. JUSTEWICZ, Individually and On	)	Case No. 12-CV-2417
Behalf of All Others Similarly Situated,	)
Plaintiff,	)
)
vs.	)
	)	AMENDED DIRECT SHAREHOLDER
SEALY CORPORATION, LAWRENCE J.	)	CLASS ACTION COMPLAINT BASED
ROGERS, PAUL NORRIS, JAMES W.	)	UPON BREACH OF FIDUCIARY DUTIES
JOHNSTON, SIMON E. BROWN, GARY E.	)
MORIN, DEAN B. NELSON, RICHARD	)
ROEDEL; DEBORAH G. ELLINGER, JOHN B.	)
REPLOGLE, SILVER LIGHTNING MERGER	)	CLASS REPRESENTATION
COMPANY, & TEMPUR-PEDIC	)
INTERNATIONAL INC.,	)
)
Defendants.	)	DEMAND FOR JURY TRIAL
)

AMENDED CLASS ACTION COMPLAINT

Plaintiff Robert A. Justewicz (“Plaintiff”), by his attorneys, submits this Amended Class Action Complaint Based upon Breach of Fiduciary Duties (the “Complaint”) against the herein-named Defendants, and in support thereof, alleges as follows:

SUMMARY OF THE ALLEGATIONS

1.             This Amended Complaint is filed by Plaintiff individually and on behalf of a putative class of the holders of Sealy Corporation (“Sealy” or the “Company”) common stock against Sealy, Sealy’s Board of Directors (the “Board”), and Tempur-Pedic International Inc. (“Tempur-Pedic”), arising out of their breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell the Company to Tempur-Pedic via an inherently unfair process designed to ensure that Tempur-Pedic, and only Tempur-Pedic, continues to participate in Sealy’s robust growth and improving financial condition (the “Proposed Transaction”), that was announced on September 27, 2012.

2.           The Amended Complaint is based on Plaintiff’s personal knowledge as to his own actions and is otherwise based upon the investigation of Plaintiff’s counsel as to all other allegations. Such investigation included, inter alia, review of Sealy’s filings with the U.S. Securities and Exchange Commission (“SEC”), corporate websites of Sealy and Tempur-Pedic, and press releases; the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 26, 2012; analyst reports; financial news articles; financial website and blog posts; and stock pricing data.

3.           On September 27, 2012, Tempur-Pedic, through Silver Lightning Merger Company Inc. (“Merger Sub”), and Sealy entered into a definitive merger agreement (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Tempur-Pedic.

4.           Tempur-Pedic has already indicated that stockholders owning about 51% of Sealy’s stock have executed a written consent approving the transaction. Thus, no additional shareholder approvals are needed to complete the transaction. The Proposed Transaction is expected to close in the first quarter of 2013 and is valued at $1.3 billion.

5.           At the effective time of the Merger, each share of Company common stock issued and outstanding will be automatically cancelled and converted into the right to receive $2.20 in cash (the “Merger Consideration”), without interest. The Merger Consideration represents a premium of only 3.0% over the close of trading on the day of the announcement of the Merger.

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6.           Tempur-Pedic will acquire Sealy for about $242 million and take on its debt of about $750 million. Simultaneously with entering into the Merger Agreement, a commitment was made among Tempur-Pedic, Bank of America, N.A. (the “Initial Lender”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which the Initial Lender has committed to provide Tempur-Pedic and Sealy (a) $1,770,000,000 in senior secured credit facilities comprised of (i) a term loan A facility of $650,000,000, (ii) a term loan B facility of $770,000,000 and (iii) a revolving credit facility of $350,000,000; and (b) $350,000,000 in senior unsecured bridge loans made available to the Company as interim financing to $350,000,000 in senior unsecured notes. Merrill Lynch will act as sole and exclusive lead arranger and sole and exclusive bookrunning manager for the facilities. The proceeds of the facilities will be used to finance the Merger and for the repayment and redemption of substantially all existing indebtedness of Sealy, among other things.

7.           Notably, Tempur-Pedic’s investment banker for the Proposed Transaction was BofA Merrill Lynch.

8.           The Proposed Transaction is the product of a fundamentally flawed process that is designed to ensure the acquisition of Sealy by Tempur-Pedic on terms preferential to Tempur-Pedic and Sealy’s Board members, detrimental to Plaintiff and the other public stockholders of Sealy. Among other things, Defendants have locked up the transaction with preclusive deal protection measures that thwart the prospect of a topping bidder and Sealy shareholders from maximizing their equity stake in the Company.

9.           The Merger Consideration significantly undervalues the Company and its performance. Indeed, shares of Sealy gained 22 percent in the weeks preceding the announcement.

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10.       Moreover, subsequent to the announcement of the Merger, Sealy shares traded as high as $2.74 per share which confirms the market recognizes the Proposed Transaction is undervalued.

11.       Buttressing the unfairness of the Proposed Transaction to Sealy shareholders, after the announcement, investor H Partners, which controls approximately 17% of the Company’s public shares, said that the $2.20 per share takeover “drastically undervalues” the Company, and that Sealy’s stock is worth at least $7.50 per share!

12.       The Board’s motivations for this tunnel vision are clear. Simply put, in pursuing the unlawful plan to sell Sealy to Tempur-Pedic at a discount, each of the Defendants violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith, and fair dealing.

13.       As further indication of conflict between the Board and Sealy shareholders, the largest shareholder of Sealy, Kohlberg, Kravis, Roberts & Co. (“KKR”) holds 45,764,718 shares—roughly a 44% ownership interest . Notably, Defendant Simon E. Brown is a member of KKR which stands to make a significant amount of money via the Proposed Transaction which it would not otherwise realize but for the Proposed Transaction. Likewise, Defendant Dean B. Nelson is affiliated with KKR and sits on the Sealy Board.

14.       To make matters worse, Defendants caused Sealy to file a Schedule 14C Preliminary Information Statement (“Information Statement) on or about October 30, 2012. The ostensible purpose of the Information Statement is to provide Sealy shareholders with sufficient material information about the process leading up to the Proposed Transaction as well as the financial metrics used by the Company’s financial advisor, Citigroup Global Markets Inc. (“Citigroup”), and the financial advisor to the Independent Committee, Perella Weinberg

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Partners LP (“Perella”), so that Sealy shareholders can make intelligent, informed and rational decisions about whether to seek appraisal of their shares. The Information Statement falls far short of this and deprives shareholders of this ability.

15.       This action seeks equitable relief only, specifically to require Sealy’s Board to uphold their fiduciary duties to the Company’s public stockholders.

JURISDICTION AND VENUE

16.       This Court has jurisdiction over the Defendants pursuant to N.C.G.S.A. § 1-75.4, because each Defendant is either a corporation that is engaged in substantial activity within this county, or a person or entity that has sufficient minimum contacts with North Carolina so as to render the exercise of personal jurisdiction by the North Carolina courts permissible under traditional notions of fair play and substantial justice.

17.       Pursuant to N.C.G.S.A. §§ 1-80 & 1-82, venue is proper in Randolph County because, inter alia, principal place of business is in Trinity, Randolph County, North Carolina, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in Wake County, North Carolina.

PARTIES

18.       Plaintiff Robert A. Justewicz is a resident of Troy, Michigan and is, and at all material times has been, a holder of 7,000 shares of Sealy common stock.

19.       Defendant Sealy Corporation is a Delaware corporation, headquartered at 1 Office Parkway Road, Trinity, NC 27370. Sealy is one of the largest bedding brands in the world, with annual sales in excess of a billion dollars. The Company manufactures and markets a broad range of mattresses and foundations under the Sealy(R), Sealy Posturepedic(R), Sealy Embody(TM), Stearns & Foster(R), and Bassett(R) brands. Sealy operates 25 plants in North

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America, and has the largest market share and highest consumer awareness of any bedding brand on the continent. In the United States, Sealy sells its products to approximately 3,000 customers with more than 7,000 retail outlets. Sealy is also a leading supplier to the hospitality industry. Sealy is the largest manufacturer of mattresses in the world. Sealy common stock is listed and traded on the New York Stock Exchange under the symbol “ZZ.”

20.         Defendant Lawrence J. Rogers (“Rogers”) is, and at all material times has been, the President and Chief Executive Officer (“CEO”) of Sealy. He had been Interim Chief Executive Officer of the Company from March 2008 through July 2008. From December 15, 2006 through March 12, 2008, Mr. Rogers served as the President, North America of the Company. Prior to that, he was President, Sealy International. Since joining us in 1979, Mr. Rogers has served in numerous other capacities within our operations, including President of Sealy of Canada. He has been a director of the Company since September 2010. As of February 27, 2012, Rogers holds 1,914,911 shares. Notably, Rogers will continue on as CEO of Sealy and will report to the President of Tempur-Pedic.

21.         Defendant Paul Norris (“Norris”) is, and at all material times has been, a non- executive Chairman at Sealy. Previously, Norris served until May 2005 as Chairman and Chief Executive Officer of W.R. Grace & Co., a manufacturer of specialty chemicals. Mr. Norris remained on the W. R. Grace Board until his resignation in 2010. Mr. Norris joined W.R. Grace as President and CEO in 1998 and became Chairman in 1999. W.R. Grace filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in 2001. Prior to joining W.R. Grace, Mr. Norris held various senior positions at AlliedSignal Inc. (now known as Honeywell), including Senior Vice President and President, Chemicals, from 1997 to 1998; President, AlliedSignal Polymers Division from 1994 to 1997; and President, AlliedSignal Chemicals &

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Catalysts from 1989 to 1994. From 1981 to 1989, Mr. Norris served in various executive capacities with Engelhard Corporation, including President of Catalysts and Chemicals. Mr. Norris has previously served on the Board of Directors of Borden Chemicals, Inc. He is also a director of the FMC Corporation.

22.         Defendant James W. Johnston (“Johnston”) is, and at all material times has been, a member of Sealy’s Board. Johnston is also the President and Chief Executive Officer of Stonemaker Enterprises, Inc.

23.         Defendant Simon E. Brown (“Brown”) is, and at all material times has been, a member of Sealy’s Board. Brown serves as a Member and Head of Consumer Products at Kohlberg Kravis Roberts & Co. (KKR). Mr. Brown joined KKR in 2003 and leads KKR’s consumer team in the Americas. He serves as a Member of KKR Management LLC and the General Partner of KKR & Co. L.P. Prior to that, he served as a Member of KKR & Co. L.L.C., the General Partner of KKR where he headed the consumer products and services team. From August 1999 to March 2003, Mr. Brown worked for Madison Dearborn Partners. He worked for Thomas H. Lee Company and Morgan Stanley Capital Partners. He has also served in a number of investment and executive positions with Metalmark Capital, Thomas H. Lee Partners, L.P and The Baupost Group, LLC. Mr. Brown served as an Associate of Madison Dearborn Partners LLC and Madison Dearborn Capital Partners III, IV, V and VI L.P. He has been a Director of Boyds Collection Ltd., since May 2004, and Sealy Corporation of Sealy Mattress Company since November 30, 2010. He has been a Director of Del Monte Corporation since March 10, 2011. He has been a Director of Holdings N.V. since January 2011. He served as a Director of Kohlberg Kravis Roberts & Co. and Avago Technologies Limited. He served as a Member of the Supervisory Board of The Nielsen Company B.V. (TNC B.V) since February 9, 2009. Mr.

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Brown served as a Director of Sealy Corporation since April 2004 and Walter Energy, Inc., since August 2004. Mr. Brown served as a Member of the Supervisory Board of Nielsen Holdings B.V. since February 9, 2009 and previously served as its Director since June 13, 2006.

24.         Defendant Gary E. Morin (“Morin”) is, and at all material times has been, a member of Sealy’s Board. Morin has served as a director of the company since January 2003. From September 2005 until March 2006, Mr. Morin served as Executive Vice President of Lexmark International, Inc., a publicly traded laser and inkjet printer and supplies company. From 2000 until September 2005, Mr. Morin served as Executive Vice President and Chief Financial Officer of Lexmark. From 1996 to 2000, Mr. Morin served as Vice President and Chief Financial Officer of Lexmark. Morin also retired as the Chief Financial Officer at Lexmark International, Inc.

25.         Defendant Dean B. Nelson (“Nelson”) is, and at all material times has been, a member of Sealy’s Board. Previously, Nelson served as Chief Executive Officer of Capstone Consulting LLC. Subsequently, he founded KKR Capstone in 2000. He was formerly a senior partner with The Boston Consulting Group, ran the firm’s Chicago office and was on the management committee. At The Boston Consulting Group, he focused primarily on the consumer goods and retail, industrial goods and the high-technology industries. Mr. Nelson previously worked at Shell Oil Company. At KKR Capstone, he has worked with Alliance Imaging, Dollar General, Energy Future Holdings (formerly TXU Corp.). Owens-Illinois, PRIMEDIA, Rockwood/Dynamit Nobel, Sealy, Toys ‘R’ Us, The Nielsen Company (formerly VNU Group), and Yellow Pages Group. Mr. Nelson is Chairman of PRIMEDIA and is a Dollar General board member.

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26.         Defendant Richard Roedel (“Roedel”) is, and at all material times has been, a member of Sealy’s Board. Roedel also serves as chairman of the audit committee and member of the nominating and corporate governance committee of Sealy. Roedel also serves as a director of publicly held companies Brightpoint, Inc., IHS, Inc., Sealy Corporation, Lorillard, Inc. and Six Flags Entertainment Corporation. Roedel is chairman of the compensation committee of Brightpoint, chairman of the audit committee and member of the nominating committee of Lorillard, and a member of the audit committees of IHS and Six Flags. Roedel also serves as the lead independent director of Lorillard. He is also a director of the Association of Audit Committee Members, Inc., and Broadview Network Holdings, Inc., a private company with publicly traded debt. Roedel was a director and chairman of the audit committee of Dade Behring Holdings, Inc. from 2002 until 2007 when Dade was acquired by Siemens AG. Roedel served in various capacities at Take-Two Interactive Software, Inc. from 2002 until 2005, including chairman and chief executive officer. From 1971 through 2000, he was employed by BDO Seidman LLP, becoming an audit partner in 1980, later being promoted in 1990 to managing partner in Chicago and then managing partner in New York in 1994, and finally, in 1999, to chairman and chief executive officer.

27.         Defendant Deborah G. Ellinger (“Ellinger”) is, and at all material times has been, a member of Sealy’s Board. Ellinger is also an advisor with Catterton Partners and is CEO of The Princeton Review. Ellinger has served as a director of I-Robot since November 2011. She brings extensive experience in international retail and consumer products to the board. Ellinger is the former president of Restoration Hardware and former chief executive officer of Wellness Pet Food. Previously, she served as an executive vice president at CVS Pharmacy, a senior vice president at Staples and a partner at The Boston Consulting Group Ellinger began her career

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with Mellon Financial Corporation. Ellinger also serves on the board of directors at National Life Group and The Princeton Review.

28.         Defendant John B. Replogle (“Relogle”) is, and at all material times has been, a member of Sealy’s Board. Replogle became the Chief Executive Officer and President of Seventh Generation, a manufacturer and distributor of sustainable household products in March 2011. Previously from 2006 until 2011, he was President and Chief Executive Officer of Burt’s Bees, Inc. Prior to Burt’s Bees, he was with Unilever where he served as the General Manager of Unilever’s Skin Care division from 2003 until 2006. Prior to Unilever, Replogle worked for Diageo, Plc for seven years in a number of different capacities including as President of Guinness Bass Import Company, Managing Director of Guinness Great Britain as well as multiple roles in marketing, sales and strategy. He started his career with the Boston Consulting Group.

29.         The Defendants identified in ¶¶20-28, above, are sometimes collectively referred to herein as the “Individual Defendants.”

30.         Defendant Tempur-Pedic is a Delaware Corporation with its headquartered at 1713 Jaggie Fox Way Lexington, KY 40511. Tempur-Pedic manufactures and distributes mattresses and pillows made from its proprietary TEMPUR(R) pressure-relieving material. It is the worldwide leader in premium and specialty sleep products. Tempur-Pedic focuses on developing, manufacturing and marketing advanced sleep surfaces. Tempur-Pedic is traded on the New York Stock Exchange under the symbol “TPX.”

31.         Defendant Silver Lightning Merger Corporation (“Silver Lightning”) is a Delaware Corporation and a wholly-owned subsidiary of Tempur-Pedic which will be used as a vehicle to effectuate the Proposed Transaction.

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32.         Defendants Tempur-Pedic and Silver Lightning are collectively referred to herein as “Tempur-Pedic.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

33.        Under applicable law, in a context such as here, the Individual Defendants owe Sealy shareholders a variety of fiduciary duties.

34.        Among other duties, the Individual Defendants owe a duty of care, which relates to the process by which a board of directors makes a decision. In order to properly exercise their duty of care, the Individual Defendants must be adequately informed during the decision-making process and make a rational judgment about the transaction(s) under consideration.

35.        Additionally, the Individual Defendants owe duties of loyalty and good faith, which, among other things, prohibit them from placing their own interests above the interests of the Company’s stockholders.

36.        In accordance with these duties, the Individual Defendants are obligated to refrain from:

(a)         participating in any transaction where their loyalties are divided;

(b)         participating in any transaction where they receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation;

(c)          unjustly enriching themselves at the expense or to the detriment of the public shareholders; and/or

(d)         permitting themselves to be dominated or controlled by a Director or officer who suffered from such conflicts.

37.          The Individual Directors also owe a duty of candor or adequate disclosure, pursuant to which they must disclose all material information concerning the Proposed

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Transaction in order to ensure that the Company’s shareholders have all the information necessary to make informed, rational and intelligent decisions about how to vote their shares or, if permitted by law, to seek appraisal. Corporate fiduciaries can breach this duty in several ways, including by making a materially false statement, by omitting a material fact, or by making a materially misleading partial disclosure.

38.         In situations where a transaction involves a sale or change of control, corporate directors also owe a duty to maximize shareholder value and to engage in a reasonable decision making process.

39.         As discussed infra, the Individual Defendants violated each of the foregoing duties in conjunction with the Board’s decision to sign the Merger Agreement and enter Sealy into the Proposed Transaction and the facts and circumstances that led thereto.

FACTUAL ALLEGATIONS

The Company Is Poised for Growth and Success

40.         All indications are that the Company is poised for future success and the market reflected that sentiment.

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41.         The timing of this proposed transaction is no coincidence. The market is keenly aware of the positive outlook on the sale of mattresses.

42.         On September 21, 2012, prior to the announcement, shares of Sealy were trading at $2.20. In fact, shares of Sealy gained a total of 22 percent in the weeks preceding the announcement.

43.         The rise in Sealy’s shares past the $2.20 mark, after the announcement, strongly suggests that some expect a competing bid to enter the picture, says Hilliard Lyons analyst Joel Havard. “Sealy has been owned by a number of private equity shops in the past 20 or so years,” says Havard, “and the private equity industry is quite familiar with the attractive cash-flow profile of the company and the mattress industry.”

44.         To be sure, in July 2012, IBISWorld, a research publishing company, published their Mattress Manufacturing Market Research Report and opined that mattress manufactures can rest easy because improving disposable incomes and a recovering housing market will drive sales of new and more high-end mattresses.

45.         In its 2011 annual report, Sealy announced that they were the number one selling manufacturer in the domestic bedding industry for over 25 years.

46.         Moreover, the International Sleep Products Association (“ISPA”), reports that the U.S. bedding industry generated wholesale revenues of approximately $5.9 billion during the calendar year 2010 and estimates that wholesale revenues for manufacturers increased approximately 4.1% in 2010 and continues into 2011. The ISPA reports that through the first nine months of 2011, wholesale revenues increased by 8.3%.

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47.         Notably, the ISPA found that specialty bedding wholesale mattress revenue increased 22.7% in 2010 and that these trends have remained strong through 2011 which have seen increases of 28.1% from the levels experienced in the first nine months of 2010.

48.         The Proposed Transaction is undervalued as it will transform Tempur-Pedic into the world’s largest mattress company. The Proposed Transaction will result in Tempur-Pedic becoming the largest specialty mattress manufacturer in the world.

49.         In discussing 2011 and looking forward into 2012, Sealy’s CEO, Rogers, said he expects the industry to continue to experience higher growth in upper and lower priced product rather than growth in products at the middle price points, and he believes Sealy is well positioned to improve sales and Adjusted EBITDA performance in 2012.

50.         In March 2012, Sealy announced:

•      Fiscal 2012 1st Quarter Recap for Continuing Operations

•                       Net sales increased by $6.8 million to $312.3 million, a 2.2% increase compared to the first quarter of fiscal 2011.

•                       Gross profit increased by $3.9 million to $122.4 million compared to the first quarter of fiscal 2011. Gross Margin increased 40 basis points to 39.2%

•                       Income from operations increased by $6.2 million to $25.9 million compared to the first quarter of fiscal 2011. Prior year results included $3.7 million of higher product launch and advertising costs, which were associated with the launch of the 2011 Next Generation Posturepedic line.

•                       Net income from continuing operations was $1.6 million or $0.01 per diluted share, compared to net income from continuing operations of $0.1 million or $0.00 per diluted share in the prior year quarter. The corresponding share counts for 2012 and 2011 first quarter earnings per share were 109.3 million and 107.8 million, respectively.

•                       Adjusted EBITDA increased by 21.2% or $6.4 million to $36.4 million compared to the prior year quarter.

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51.       More specifically, as of February 26, 2012, the Company’s debt net of cash was $682.7 million and Net Debt to Adjusted EBITDA ratio was 3.76x, compared to 3.95x at November 27, 2011.

52.       Tempur-Pedic who made its name by selling mattresses to NASA can no longer compete in the niche market alone. Tempur-Pedic’s market value dropped by half to about $1.5 billion in June 2012 after it slashed its full-year forecasts, blaming intensifying competition from privately owned manufacturers. Tempur-Pedic understands the necessity of acquiring Sealy in order to continue competing. Tempur-Pedic’s CEO Mark Sarvary gave a statement regarding the Proposed Transaction that, “Tempur-Pedic and Sealy together will have products for almost every consumer preference and price point, distribution through all key channels, in-house expertise on most key bedding technologies, and a world-class research and development team.”

53.       Bradley Thomas of KeyBanc Capital Markets recently stated regarding the Proposed Transaction that, “After many years of dominating the foam niche of the bedding category, the world has changed for Tempur-Pedic . . . Tempur-Pedic (with this deal) will firmly become a part of the normal mattress world, and will no longer be a niche player.”

54.       The market itself confirms that the Proposed Transaction is undervalued when subsequent to the announcement of the Merger, Sealy shares traded as high as $2.74.

55.       Indeed, after the announcement, investor H Partners said that the $2.20 per share takeover “drastically undervalues” the Company, and that Sealy’s stock is worth at least $7.50 per share.

56.       Put simply, The Proposed Transaction ignores the fact that with the acquisition of Sealy, Tempur-Pedic will become the largest manufacturer of mattresses in a market which is on the rise.

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Defendants Announce the Unfair Proposed Transaction

57.         On September 27, 2012, Tempur-Pedic and Sealy issued a joint press release (the “September 27, 2012 Press Release”) announcing that the boards of directors of both companies had unanimously approved a definitive merger agreement pursuant to which Tempur-Pedic would acquire Sealy in a stock-for-stock transaction.

58.         Despite Sealy’s performance and leadership in an expanding market, Defendants announced the unfair Proposed Transaction.

59.         In light of Sealy’s impressive performance in this ever increasing and expanding market, Sealy is in a position where it can effectively bargain in order to receive higher bids for the Company, as the Directors’ fiduciary duties demand.

60.         Indeed, Defendants have locked up the Proposed Transaction with deal protection devices that thwart the ability of other suitors to maximize shareholder value through topping bids. For instance, the Merger Agreement contains a no shop provision that prohibits Sealy from seeking out superior proposals. The Merger Agreement also contains a termination fee of $25 million if Sealy were to accept a superior proposal. Among other things, moreover, the Merger Agreement further provides Tempur-Pedic with rapid information rights regarding the exchange of information between a topping bidder and Sealy. The Merger Agreement also provides for five day matching rights. These critical rights allow Tempur-Pedic to have a superior vantage point and strategic position over any topping bidders, which necessarily dissuades and discourages topping bidders from even emerging. In sum, the cumulative, layering effect of these deal protection devices precludes topping bidders from entering the mix and providing Sealy’s shareholders with a fair proposal that maximizes the shareholders’ equity stakes.

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61.         The Proposed Transaction is the product of a hopelessly flawed process that is designed to ensure the sale of Sealy on terms preferential to Defendants at the expense of the interests of Plaintiff and the other public stockholders of the Company.

62.         In fact, Sealy’s largest shareholder, KKR has a spot on the Board and stands to benefit significantly by the proposed Transaction.

63.         By abusing their power as directors and officers, Defendants are attempting to strategically subvert the interests of Plaintiff and the other public shareholders of Sealy and/or have aided and abetted in the same. Thus, Plaintiff seeks to enjoin the Proposed Transaction.

64.         If consummated, the Proposed Transaction will likely result in Sealy’s shareholders losing their interest in the Company through an unfair process designed to inhibit other potential bidders in favor of Tempur-Pedic. Unless enjoined by this Court, Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will deprive Class members of a fair and non-fraudulent sales process, all to the irreparable harm of Plaintiff and the Class.

65.         Plaintiff and the other members of the Class have no adequate remedy at law.

Defendants File a False and Materially Misleading Information Statement

66.         On or about October 30, 2012, Defendants caused Sealy to file an Information Statement. The ostensible purpose of the Information Statement is to provide Sealy shareholders with sufficient material information about the process leading up to the Proposed Transaction as well as the financial metrics used by the Company’s financial advisor, Citigroup, and the financial advisor to the Independent Committee, Perella, so that Sealy shareholders can make intelligent, informed and rational decisions about whether to seek appraisal of their shares. The Information Statement falls far short of this and deprives shareholders of this ability.

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67.         Among other things, the Information Statement deprives Sealy shareholders of the following information:

(a)           Citigroup Analysis — Company Advisor

(i)                 Selected Publicly Traded Companies Analysis (p.29-30): a) an explanation for why Citigroup utilized closing stock prices on September 21, 2012, as the basis for calculating firm values of the selected companies? The information leak occurred on this day, so if the goal was to prepare “unaffected” estimates, the use of September 20, 2012 stock prices would have been more advisable. ; b) an explanation for whether Citigroup considered any additional multiples of the selected companies, other than Firm Value / CY 2013 EBITDA?; and c) an explanation for whether Citigroup performed any benchmarking analyses with regard to the selected companies.

(ii)                Selected Precedent Transactions Analysis (p.30): a) an explanation for whether Citigroup performed any benchmarking analyses with regard to the selected transactions.

(iii)               Discounted Cash Flow Analysis (p.31): a) an explanation of the definition of unlevered after-tax free cash flows, as used for this analysis; b) an explanation of how stock-based compensation was treated in this analysis (i.e. cash or non-cash expense); c) an explanation for what the implied terminal EBITDA multiples were from this analysis; and d) an explanation for how, if at all, were the Company’s deferred tax assets accounted for in this analysis.

(iv)               LBO Analysis (p.31-32); a) an explanation for what the cost of debt assumed for purposes of this analysis was.

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(b)           Perella Weinberg Analysis — Independent Committee Advisor

(i)           Selected Publicly Traded Companies Analysis (p.37-38): a) an explanation for what the date used by Perella to calculate the observed multiples for the selected comparable companies was; b) an explanation for what the individually observed multiples for each of the selected companies were; c) an explanation for whether Perella considered any additional multiples of the selected companies, other than EV/2012 EBITDA and EV/2013 EBITDA; and d) an explanation for whether Perella performed any benchmarking analyses with regard to the selected companies.

(ii)          Selected Precedent Transactions Analysis (p.38): a) an explanation for what the individually observed multiples for each of the selected transactions were; and b) an explanation of whether Perella performed any benchmarking analyses with regard to the selected transactions.

(iii)         Discounted Cash Flow Analysis (p.39): a) an explanation of what the “certain assumptions” made by Perella Weinberg for this analysis were; b) an explanation of what the definition of unlevered free cash flows, as used for this analysis was; c) an explanation of how was stock-based compensation was treated in this analysis (i.e. cash or non-cash expense); d) an explanation of what the implied terminal EBITDA multiples were from this analysis; and e) an explanation of how, if at all, were the Company’s deferred tax assets accounted for in this analysis.

(iv)        Present Value of Future Share Price Analysis (p.40): a) an explanation of what the assumptions of net debt assumed for each year were in this analysis.

(v)         Additional Issues: a) an explanation of how much compensation was earned by Perella Weinberg as a result of previous engagements with the company (p.41); b) an explanation of what services, if any, Perella Weinberg has provided to Tempur-Pedic, KKR,

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or any of their affiliates, in the last two years; and if any, how much compensation was earned from such services; c) an explanation of what the financial projections or assumptions provided by Sealy management were, for fiscal years 2012-2016, for the following items: i) Taxes (or tax rate); and ii) Unlevered Free Cash Flow.

CLASS ACTION ALLEGATIONS

68.         Plaintiff brings this action individually and as a class action on behalf of all holders of Sealy common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

69.         This action is properly maintainable as a class action under North Carolina Rule of Civil Procedure 23.

70.         A class exists as all members of the Class have an interest in the same issues of law and fact, and those questions of law and fact predominate over questions affecting only individual Class members. The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiffs and the other members of the Class in connection with the Proposed Merger;

(b)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Merger;

(c)           whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiffs and the other members of the Class in connection with the Proposed Merger, including the duties of good faith, diligence, honesty and fair dealing;

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(d)                                 whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e)                                  whether Defendants violated their fiduciary duty of candor owed to Plaintiffs and the other members of the Class;

(f)                                   whether Plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(g)                                  whether Sealy and Tempur-Pedic are aiding and abetting the wrongful acts of the Individual Defendants.

71.                               Plaintiff will fairly and adequately represent the interests of all members of the Class. Plaintiff has no conflict with the other members of the Class, and was a Sealy shareholder on the day the Proposed Transaction was announced and at all relevant times thereafter, Plaintiff has a genuine personal interest, not a mere technical interest, in the outcome of this case. Moreover, Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

72.                               A class action is superior to other available methods for the adjudication of this controversy as it is the best means to secure economies of time, effort, and expense, to promote uniformity, and to achieve equity and justice.

73.                               The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, filed with the SEC. As of September 25, 2012, there were over 104, million shares of the Company’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

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74.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

75.                               Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

76.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY
(Against the Individual Defendants)

77.                               Plaintiff repeats and realleges each of the foregoing allegations, as if fully set forth herein.

78.                               The Individual Defendants have at all times been fiduciaries of Sealy shareholders and owed and continue to owe fiduciary duties to Sealy and its shareholders. The Individual Defendants have breached and continue to breach their fiduciary duties to Sealy’ shareholders, as described herein.

79.                               The Individual Defendants, separately and together, in connection with the Proposed Transaction, have knowingly and recklessly and in bad faith violated fiduciary duties owed to Plaintiffs and Class members, including their duties of care, loyalty, good faith, and candor. Despite these fiduciary obligations, the Individual Defendants, in approving the Proposed Transaction, violated their fiduciary duties to Sealy’ stockholders by, among other things, failing to act with the care an ordinarily prudent person in a like position would exercise,

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failing to properly inform themselves concerning the Proposed Transaction, failing to try in good faith to perform their duties, failing to act in the best interests of those to whom a fiduciary duty is owed, engaging in conflicted and self-interested dealing, and acting in bad faith.

80.                          The Individual Defendants have breached their fiduciary duties of care, loyalty, good faith, and candor by, among other things:

(a)                                 selling the Company for an extremely low premium of 3.0%;

(b)                                 failing to adequately shop the Company;

(c)                                  failing to properly value Sealy before engaging in the Proposed Transaction;

(d)                                 failing to disclose material information to Sealy’s shareholders;

(e)                                  putting their own interests in personal benefits and continued employment ahead of the interests of Sealy’ shareholders; and

(f)                                   permitting Tempur-Pedic to negotiate unreasonable prohibitive deal protection devices.

81.                          Finally, the Individual Defendants have failed to disclose all material information concerning the Proposed Transaction to the Company’s shareholders, in breach of their duty of candor.

82.                          As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Sealy’ assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

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83.                               Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Sealy’ shareholders and may consummate the Proposed Transaction, to the irreparable harm of the Company’s shareholders.

84.                               Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against Defendants Sealy and Tempur-Pedic)

85.                               Plaintiff repeats and realleges each of the foregoing allegations, as if fully set forth herein.

86.                               Sealy, by reason of its status as a party to the Proposed Transaction and its possession of non-public information, knowingly rendered substantial assistance and has aided and abetted the Individual Defendants’ breaches of fiduciary duties to the Plaintiff and to the other members of the Class. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Sealy, which aided and abetted such breaches in the sale of the Company to Tempur-Pedic.

87.                               Tempur-Pedic, by reason of its status as a party to the Proposed Transaction and its possession of non-public information, knowingly rendered substantial assistance and has aided and abetted the Individual Defendants’ breaches of fiduciary duties to the Plaintiff and to the other members of the Class. As a participant in the Proposed Transaction and direct beneficiary of the challenged conduct of the Individual Defendants, Tempur-Pedic was aware of the Individual Defendants’ breaches of fiduciary duties and in fact actively and knowingly encouraged and participated in said breaches in order to obtain the substantial financial benefits that the Merger Agreement would provide it at the expense of Sealy shareholders. Such breaches

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of fiduciary duties could not and would not have occurred but for the conduct of Tempur-Pedic, which therefore, aided and abetted such breaches in the sale of Sealy to Tempur-Pedic.

88.                               Unless enjoined by this Court, Sealy and Tempur-Pedic will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties, to the irreparable harm of the Company’s shareholders.

89.                               Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against the Defendants as follows:

A.                                    declaring that this action is properly maintainable as a Class Action and designating Plaintiff and the undersigned counsel as representatives thereof;

B.                                    enjoining the Defendants from proceeding with the Proposed Transaction;

C.                                    requiring the Individual Defendants to fulfill their fiduciary duties;

D.                                    requiring Defendants to disclose all material information relating to the Proposed Transaction;

E.                                     awarding Plaintiff and the Class any other equitable and declaratory relief as this Court deems just, equitable, and proper;

F.                                      awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees, if applicable, together with pre- and post-judgment interest; and

G.                                    Granting any other and further relief as this Court may deem just and proper.

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JURY DEMAND

Plaintiff, individually and on behalf of all members of the proposed class, hereby demands a trial by jury on all issues so triable.

This the 7th day of November, 2012.

/s/ Norris A. Adams, II
NORRIS A. ADAMS, II
N.C. State Bar No. 32552
nadams@essexrichards.com
MARC E. GUSTAFSON
mgustafson@essexrichards.com
N.C. State Bar No. 34439
ESSEX RICHARDS, P.A.
1701 South Blvd.
Charlotte, NC 28210
Telephone: 704/377-4300
704/372-1357 (fax)

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Of Counsel:*

STUART A. DAVIDSON
CULLIN A. O’BRIEN
MARK J. DEARMAN
CHRISTOPHER MARTINS
ROBBINS GELLER RUDMAN & DOWD LLP
120 E. Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

RANDALL BARON
A. RICK ATWOOD, JR.
DAVID WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

POWERS TAYLOR LLP
PATRICK POWERS
Campbell Centre II
8150 N. Central Expressway, Ste. 1575
Dallas, Texas 75206
Telephone: 214.239.8900
Facsimile. 214.239.8901

*Subject to admission pro hac vice

27

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing document has been served upon all counsel of record by delivering a copy via electronic filing with the North Carolina Business Court to counsel listed below registered for electronic service and by placing a copy thereof enclosed in a first-class, postage prepaid, properly addressed wrapper in a post office or official mail depository under the exclusive custody of the U.S. Postal Service, as addressed below.

Pressly M. Millen
Hayden J. Silver, III
WOMBLE CARLYE SANDRIDGE ANDRICE, LLP
150 Fayetteville Street, Suite 2100
Post Office Box 831
Raleigh, NC 27602
pmillen@wcsr.com
jsilver@wcsr.com
Attorneys for Sealy Corporation

Peter E. Kazanoff
Erika H. Burk
Shruti Raju
SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, NY 10017
Of Counsel for Defendants Sealy Corporation, Lawrence C.
Rogers, Paul Norris, Simon E. Brown and Dean B. Nelson

Jordan D. Hershman
BINGHAM MCCUTCHEN LLP
One Federal Street
Boston, MA 02110
Of Counsel for Defendants Tempur-Pedic International Inc. and Silver Lightning Merger Company

James V. Masella, III
BLANK ROME LLP
405 Lexington Avenue
New York, NY 10017

Alisa E. Moen
BLANK ROME LLP
1201 Market Street, Suite 800
Wilmington, DE 19801

Of Counsel for Defendants James W. Johnston, Gary E. Morin, Richard Roedel, Deborah G. Ellinger, and John B. Replogle

This the 7th day of November, 2012.

/s/Norris A. Adams, II
Norris A. Adams, II

EFiled: Nov 19 2012 06:04PM EST
Transaction ID 47697905
Case No. 7922-VCP

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE SEALY CORPORATION SHAREHOLDERS LITIGATION	) )	CONSOLIDATED C.A. No. 7922-VCP

VERIFIED CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, by their undersigned attorneys, for their Verified Consolidated Amended Class Action Complaint against defendants, allege upon personal knowledge and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a shareholder class action brought by plaintiffs on behalf of themselves and the public shareholders of Sealy Corporation (“Sealy” or the “Company”) against the directors of Sealy, Tempur-Pedic International Inc. (“Tempur-Pedic”), and Silver Lightning Merger Company (“Silver Lightning”), an affiliate of Tempur-Pedic, arising out of a proposed transaction pursuant to which Tempur-Pedic will acquire Sealy at the price of $2.20 per share (the “Offer Price”) in a transaction valued at approximately $932 million, including Sealy’s debt (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiffs and the proposed class.

2.             The Proposed Transaction has been approved by Sealy’s Board of Directors (the “Board”). In light of the structure and process of negotiating the Proposed Transaction, the Offer Price is inadequate and unfair. When the Proposed Transaction was announced, the Offer Price represented only a 2% premium to the prior day’s closing price, and in reality offered no real premium compared to the Company’s recent trading levels. Moreover, the decision to sell the Company pursuant to the Proposed Transaction is suspicious, as it comes at a time when Sealy’s directors faced potential liability for derivative claims relating to millions of dollars in highly questionable payments to its largest stockholder, Kohlberg Kravis Roberts & Co. L.P. (“KKR”).(1) The Board members appear to have pursued the Proposed Transaction in an effort to insulate themselves from liability for the pending derivative claims asserted and the millions of dollars of potential damages related thereto. By engineering the Proposed Transaction at this time, the directors are potentially depriving the Company of the opportunity to recoup millions of dollars in connection with the derivative claims.

3.             Furthermore, the Offer Price undervalues the Company based upon recent trading patterns of Sealy’s securities and the Company’s recent financial results, and because a public auction of the Company has been stifled by improper deal protection measures entered into between Sealy and Tempur-Pedic. As described herein, the Proposed Transaction has been criticized by Company shareholders owning a substantial percentage of the Company’s outstanding stock. However, stockholders holding approximately 51% of Sealy’s outstanding common stock (the “Approving Shareholders”),(2) including KKR (a 45% holder of Sealy stock), have executed an irrevocable written consent approving the Proposed Transaction and, therefore, no additional shareholder approvals are required, making the Proposed Transaction an

(1) KKR, including its affiliates, is the Company’s largest shareholder and as described herein dominates and controls the Company and its Board. Through a merger of the Company with affiliates of KKR in 2004, KKR acquired approximately 92% of the Company’s capital stock. Subsequently, KKR’s ownership has diminished, and as of November 27, 2011, affiliates of KKR controlled approximately 46.2% of the Company’s issued and outstanding common stock. According to the Company’s recent Annual Report, KKR is a significant creditor to the Company. According to at least one news report relating to the Proposed Transaction, Tempur-Pedic is to pay back or assume all the Company’s debt. Therefore, it is believed that, pursuant to the Proposed Transaction, millions of dollars of debt owed to KKR by the Company will be repaid. KKR is headquartered at 9 West 57th Street, Suite 4200, New York, New York 10019.

(2) The Approving Shareholders are: Sealy Holding LLC, a KKR affiliate; Lawrence J. Rogers (“Rogers”), Sealy’s President and Chief Executive Officer (“CEO”); Jeffrey Ackerman, Sealy’s Executive Vice President (“EVP”) and Chief Financial Officer; Michael Hofmann, Sealy’s EVP of Operations; Louis R. Bachicha, Sealy’s EVP of Sales; Jodi Allen, Sealy’s Chief Marketing Officer; Carmen J. Dabiero, Sealy’s Senior Vice President of Human Resources; and Michael Q. Murray, Sealy’s General Counsel.

irreversible fait accompli and depriving themselves and the shareholders of an effective fiduciary out.

4.             Additionally, on October 30, 2012, the Company filed a Schedule 14C Preliminary Information Statement with the United States Securities and Exchange Commission (“SEC”) purportedly to inform its shareholders about the terms of the Proposed Transaction, the negotiations thereof, and how they may seek appraisal for their shares (the “Schedule 14C”). However, the Schedule 14C omits material information concerning both the negotiation process leading to the Proposed Transaction and the valuation of Sealy. Unless the material omissions are corrected prior to the close of the Proposed Transaction, Sealy shareholders cannot make a fully informed decision as to whether to seek appraisal for their shares. The material omissions from the Schedule 14C are critical to the general mix of information available to Sealy shareholders.

5.             The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of Sealy to Tempur-Pedic on terms preferential to Tempur-Pedic, but detrimental to plaintiffs and the other public stockholders of Sealy.

6.             Plaintiffs seek to enjoin the Proposed Transaction.

PARTIES

7.             Plaintiffs are and have been at all times relevant hereto Sealy shareholders.

8.             Sealy, a Delaware corporation organized in 1984 with its principal place of business located at in Trinity, North Carolina, owns one of the largest bedding brands in the world. According to Furniture/Today — a furniture industry publication — Sealy is a leading bedding manufacturer in the United States with a wholesale market share of approximately 18.9% in 2010.

9.             Defendant Rogers is, and at all relevant times was, a director of the Company. Rogers has served as President and CEO of Sealy since July 2008. Rogers served as Interim CEO of the Company from March 2008 through July 2008. From December 15, 2006 through March 12, 2008, Rogers served as the President, North America, of the Company. Previously, Rogers served as President, Sealy International. Since joining Sealy in 1979, Rogers has served in numerous other capacities, including President of Sealy of Canada. Rogers has served as a director of the Company since September 2010. Since at least December 2011, Rogers was anticipated to resign from his position at Sealy and the Company has purportedly been searching for a replacement. However, pursuant to the Proposed Transaction, Rogers is to retain his position as Sealy’s CEO.

10.          Defendant Paul Norris (“Norris”) is, and at all relevant times was, a director of the Company. Norris was elected as the Company’s Non-Executive Chairman in March 2008. Norris has performed advisory services for KKR since 2001. Norris has served as a director of the Company since January 2006.

11.          Defendant James W. Johnston (“Johnston”) is, and at all relevant times was, a director of the Company. Since 1996 Johnston has been President and CEO of Stonemarker Enterprises, Inc., a consulting and investment company. Johnston was Vice Chairman of RJR Nabisco, Inc., a diversified manufacturer of consumer products, from 1995 to 1996. Johnston also served as Chairman and CEO of R.J. Reynolds Tobacco Co. (“Reynolds”) from 1989 to 1995, Chairman of Reynolds from 1995 to 1996 and Chairman of R.J. Reynolds Tobacco International from 1993 to 1996. Johnston served on the board of RJR Nabisco, Inc. and RJR Nabisco Holdings Corp. from 1989 to 1996. Johnston has severed as a director of the Company since March 1993.

12.          Defendant Simon E. Brown (“Brown”) is, and at all relevant times was, a director of the Company. Brown has been with KKR since 2003 and currently heads KKR’s Consumer Products & Services team in North America. Brown has also served on the board of directors of Del Monte Corporation (“Del Monte”), a food and pet products company, since 2011. Brown previously served on Sealy’s Board during 2004 and 2005 and rejoined the Company’s Board in November 2010.

13.          Defendant Gary E. Morin (“Morin”) is, and at all relevant times was, a director of the Company. Morin has served as a director of the Company since July 2006.

14.          Defendant Dean B. Nelson (“Nelson”) is, and at all relevant times was, a director of the Company. Nelson is a partner at KKR and has been CEO of KKR Capstone, a consulting company that works with KKR’s portfolio companies, since March 2000. Since 2011, Nelson has served on the board of directors of Del Monte. From August 1985 to February 2000, Nelson was employed by Boston Consulting Group, Inc. (“Boston Consulting”), a strategic consulting firm, where he was a Senior Vice President from December 1998 to February 2000 and held various other positions from August 1985 to November 1998. Nelson has served as a director of the Company since April 2004.

15.          Defendant Richard Roedel (“Roedel”) is, and at all relevant times was, a director of the Company. Roedel has been a director of the Company since August 2006.

16.          Defendant Deborah G. Ellinger (“Ellinger”) is, and at all relevant times was, a director of the Company. Ellinger has also served as a partner at Boston Consulting. Ellinger has served as a director of the Company since September 2010.

17.          Defendant John B. Replogle (“Replogle”) is, and at all relevant times was, a director of the Company. Replogle started his career with Boston Consulting. Replogle has been a director of the Company since September 2010.

18.          Defendants Rogers, Norris, Johnston, Brown, Morin, Nelson, Roedel, Ellinger, and Replogle are collectively referred to herein as the “Individual Defendants.” The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.

19.          Defendant Tempur-Pedic is a Delaware corporation with its headquarters located at 1713 Jaggie Fox Way, Lexington, Kentucky 40511. Tempur-Pedic specializes in the manufacture and sale of bedding. Tempur-Pedic’s securities trade on the New York Stock Exchange under the symbol “TPX.”

20.          Defendant Silver Lightning is a Delaware corporation and a wholly-owned subsidiary of Tempur-Pedic. Silver Lightning was established to facilitate the Proposed Transaction.

THE INDIVIDUAL DEFENDANTS ARE BEHOLDEN TO KKR

21.          Sealy’s Board is currently comprised of nine directors and is dominated by defendant Nelson and KKR. Although KKR currently only controls 46.2%(3) of the Company’s stock, it still dominates and controls Sealy and the Board due to seven of the Company’s nine directors having strong current or previous affiliations with KKR. As a result, as described herein, the Board has run the Company for the benefit of KKR rather than Sealy’s public shareholders.

22.          Three Sealy directors are employees of, or advisors to, KKR. Nelson is a founding member and head of KKR Capstone, KKR’s in house consulting firm. Brown is a

(3) If KKR and its affiliates chose to exercise certain option grants they would hold 74.2% beneficial ownership of Sealy’s common stock with voting rights.

member and head of consumer products at KKR. Norris — the current Sealy Chairman — is a senior advisor to KKR.

23.          Johnston served as the Chairman and CEO of Reynolds, a KKR-controlled company. Indeed, Johnston was a speaker at KKR’s annual meeting on May 23, 1994.

24.          Rogers is affiliated with KKR. According to the Company’s March 4, 2011 proxy, Rogers receives potential benefits when a “certain predetermined level of return has been achieved by KKR, Sealy’s major shareholder.” Rogers, moreover, touts the performance of KKR Capstone on KKR’s website.

25.          Defendants Roedel and Morin became Board members when Sealy characterized itself as a KKR-controlled company, when Nelson chaired the Company’s Nominating & Corporate Governance Committee (“N&G Committee”), and while non-party Brian F. Carroll — a KKR employee — was another member of the N&G Committee.

26.          Directors Ellinger and Replogle became Company directors when Nelson was still Chairman of the N&G Committee and when Johnston — the CEO of a KKR-controlled company — was also a member of the N&G Committee.

27.          Further, Board members have repeatedly acted in the interests of KKR rather than the Company. For instance, the Board has permitted the Company to pay KKR an astounding $20.9 million in various fees for dubious services since the Company’s Initial Public Offering (“IPO”) in 2006. This amount included $9.7 million in questionable payments to KKR for advisory services only two years after Sealy paid $11.0 million to terminate KKR’s advisory services. Additionally, a fee letter between Sealy and KKR included an open-ended payment provision of such fees to KKR — a provision that benefits KKR to the detriment of the Company.

28.          Members of the Board, moreover, have permitted the Company to make false and misleading statements regarding Sealy’s payment of fees to KKR. Additionally, Board members have failed to disclose information about the nature of KKR’s relationship with the Company and the provision of large payments to KKR.

29.          Sealy’s Compensation Committee also changed certain director and officer compensation arrangements in 2009 to align with KKR’s interests rather than those of the Company’s shareholders. For instance, in the Company’s March 4, 2011 proxy statement, Sealy stated that “[a]s a result of the 2009 Refinancing, the Compensation Committee believed that it was important to align the interest of management not only to those of current shareholders but also to those of Convertible Note holders.” According to Sealy’s March 5, 2010 proxy statement, KKR owned approximately $93.8 million, or 53%, of the Company’s Convertible Notes.

30.          Thus, KKR, the Company’s 46% stockholder, has controlled and dominated the Board to reap for itself millions of dollars in payments from Sealy, all at the expense of the Company’s public shareholders. Therefore, while the Proposed Transaction has been approved by 51% of the Company’s shareholders, this approval apparently reflects the support of KKR and its affiliates, who are positioned differently from the Company’s public holders in that they have received millions of dollars in payments from the Company and will receive payment of outstanding debts owed by Sealy. For these reasons, the Proposed Transaction reflects the interests of KKR and defendants and is unfair and inadequate from the perspective of the interests of the Company’s minority shareholders.

CLASS ACTION ALLEGATIONS

31.          Plaintiffs bring this action individually and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Sealy’s stock who are being and will be harmed by defendants’ actions as described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

32.          This action is properly maintainable as a class action.

33.          The Class is so numerous that joinder of all members is impracticable. Sealy has approximately 103 million shares of common stock outstanding likely owned by thousands of shareholders.

34.          There are questions of law and fact, which are common to the Class, including, inter alia, the following:

(a)           Whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(b)           Whether plaintiffs and the Class have been damaged as a result of defendants’ wrongful conduct as alleged herein; and

(c)           Whether plaintiffs and the other members of the Class will be irreparably harmed were the transactions complained of herein consummated.

35.          Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

36.          Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

37.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the

Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

38.          Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

39.          As described herein, the Board is currently comprised of directors who are beholden to defendant Nelson and to the interests of KKR. This relationship has led the Individual Defendants to, among other things, make false and misleading statements concerning the Company’s relationship with KKR.

40.          For instance, on April 2, 2009, Sealy filed an S-3 Registration Statement with the SEC. On May 28, 2009, Sealy filed a prospectus supplement in connection with the Registration Statement. The Registration Statement stated the following:

The prospectus supplement or free writing prospectus will set forth the terms of the offering of such securities, including

•                                          the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them, and

•                                          the public offering price of the securities and the proceeds to us and/or the selling stockholders, if applicable, and any discounts, commissions or concessions allowed or reallowed or paid to dealers

41.          The Company’s Registration Statement and prospectus supplement were false and misleading because they failed to disclose payments that Sealy made to KKR for KKR’s apparent role as an underwriter. In an August 2010 presentation, KKR described its “High

Margin Integrated Capital Markets Business” in which this “profitable non-capital intensive business model” generated $34.1 million in fees in 2009 at a profit margin of 54.7 percent. KKR, moreover, highlighted its role as an “underwriter on $350 mm 1st Lien Bonds” issued by Sealy in 2009. Thus, Sealy has made large, undisclosed payments to KKR.

42.          Similarly, in a proxy statement dated March 23, 2009, Sealy stated that “[f]or the fiscal year ended November 30, 2008 we incurred costs of $0.4 million for consulting services provided by Capstone Consulting LLC., a consulting company that works exclusively with KKR portfolio companies.” This statement was false and misleading. In the Company’s Form 10-K filed on January 15, 2009, Sealy disclosed that during fiscal 2008, “the Company incurred costs of $2.6 million for consulting services provided by Capstone Consulting LLC, a consulting company that works exclusively with KKR’s portfolio companies.”

43.          Sealy also made false and misleading statements regarding services that KKR purportedly performed for the Company. In the Company’s Form 10-K filed on January 15, 2009, Sealy stated that “the Company was billed for $0.6 million of executive search costs performed by KKR.”(4) In the Company’s proxy statement filed on March 23, 2009, however, Sealy stated that “[f]or the fiscal year ended November 30, 2008, we incurred costs of $3.0 million for services provided by or through KKR. These costs included $2.3 million in consulting services provided by KKR, $0.6 million for recruiting fees paid by KKR for Sealy and $0.1 million in excess insurance coverage paid by KKR for Sealy.” Thus, the statement in Sealy’s Form 10-K filed on January 15, 2009 regarding executive search costs performed by KKR is false and misleading because the Company stated later in its March 23, 2009 proxy statement that KKR paid these fees for Sealy, which suggests that KKR did not, in fact, perform

(4)         Unless otherwise stated, all emphasis is added.

an executive search for Sealy.

44.          On March 11, 2012, H Partners Management LLC (“H Partners”) — Sealy’s second-largest shareholder — sent the following letter to Sealy’s N&G Committee:

H PARTNERS	888 SEVENTH AVENUE
29TH FLOOR
NEW YORK, NY 10019

TEL: 212-265-4200
FAX: 212-265-4206
INFO@HPARTNERSLP.COM

March 11, 2012

VIA EMAIL

Sealy Corporation

Attn: Nominating & Corporate Governance Committee

One Office Parkway

Trinity, NC 27370

Dear Messrs. Johnston, Morin, Replogle, and Roedel:

H Partners Management, LLC (“H Partners”) aims to invest in good businesses with capable, well-aligned fiduciaries focused on long-term value creation. We currently own approximately 14.5 percent of the outstanding shares of Sealy Corporation (“Sealy” or “the Company”), making H Partners the Company’s second largest shareholder. Over the past several months, we have contacted Sealy’s Board of Directors to express our concerns with the Company’s strategy and to discuss what we believe to be significant corporate governance deficiencies. Unfortunately, our efforts to engage with the board in a constructive and discreet manner have been ignored or met with roadblocks and delay tactics. Therefore, we have been compelled to set forth our concerns in this letter.

Since Sealy’s IPO in April 2006, shareholders have suffered a $1.3 billion, or an approximate 90 percent, loss of common equity value.(5) In our view, this value destruction is due to the poor judgment, interference, and conflicts of interest of one shareholder: Kohlberg Kravis Roberts & Co. L.P. (“KKR”). Under KKR’s

(5) The loss in common equity value is calculated by using the $16 IPO stock price and 90.7 million shares outstanding on April 6, 2006, which implies an initial equity value of $1.45 billion. The current common equity value of $176 million is calculated by using a $1.74 stock price on March 8, 2012 and outstanding shares of 100.0 million as of January 10, 2012.

leadership, Sealy’s Boards have:

2.                                      overloaded the Company with debt and taken a short-term approach;

3.                                      made numerous strategic errors resulting in a 50 percent earnings decline;(6)

4.                                      repeatedly made poor CEO selections;

5.                                      allowed Dean Nelson, CEO of KKR’s in-house consulting firm and a Sealy Director, to exert excessive operational influence with no accountability for his poor performance; and

6.                                      sanctioned $20.9 million of payments to KKR since Sealy’s IPO in 2006, which represents a transfer of value from Sealy shareholders to KKR and its affiliates.(7)

Our goal is to resurrect this 100-year old iconic American manufacturer and to create long-term value for all shareholders. We believe in Sealy’s potential because of the Company’s enduring brands, legacy of innovation, and dedicated employees. One simple obstacle prevents Sealy from achieving its full potential: Sealy’s Board of Directors lacks broad shareholder representation. KKR, which owns 46.2 percent of Sealy’s outstanding common stock, receives a disproportionate representation of at least 78 percent on Sealy’s Board, including

(6) The earnings decline is calculated by comparing Sealy’s fiscal 2006 Adjusted EBITDA [earnings before interest, taxes, depreciation, and amortization] of $250 million and fiscal 2011 Adjusted EBITDA of $125 million. Because of the recurring nature of KKR fees, we reduce the Company’s reported Adjusted EBITDA by $0.7 million and $1.3 million in fiscal 2006 and 2011, respectively. The stock price decline is calculated by comparing Sealy’s $16 stock price at IPO on April 6, 2006 with a $1.74 stock price on March 8, 2012. Strategic errors include a failure to invest in the growing specialty segment. As a result, the Company achieved only 9% of domestic net sales from non-innerspring products in fiscal 2011.

(7) See page 6 [of the original letter] for a detailed list of fees paid to KKR and KKR-affiliated companies. Fees since Sealy’s IPO include an $11.0 million termination payment in fiscal 2006 and all payments to KKR between fiscal 2007 and 2011. When calculating fees since the IPO, we have excluded the $0.7 million “advisory fees” paid to KKR in fiscal 2006 because of conflicting disclosures by the Company. In a proxy filing dated March 26, 2007, the Company states “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states “In fiscal year 2006, we did not pay any advisory fees to KKR.”

three direct representatives on the board.(8) Meanwhile, the 53.8 percent non-KKR owners of the Company have no board representation.

In the following pages, we (i) assess Sealy’s current board composition, (ii) explain the five board failures described above, and (iii) recommend specific corporate governance improvements. Our recommendations include reconfiguring the board so that representation is proportionate to ownership interests, adding an H Partners representative to the board, and establishing a “Conflicts Committee.”

I. KKR’s Dominance of the Sealy Board

In our view, the current board composition advances the interests of minority shareholder KKR instead of, and often at the expense of, the interests of all shareholders.

From fiscal 2004 to 2008, KKR controlled Sealy by virtue of KKR owning over 50 percent of Sealy’s outstanding shares.(9) On October 7, 2009, KKR’s ownership fell below 50 percent, and one year later, on October 7, 2010, Sealy claimed that it was “no longer a controlled company.”(10) This statement is at odds with KKR’s 2011 investor presentation, which appears to claim that KKR maintains a “control position” in Sealy.(11) Further, Sealy states that “a majority of our directors are independent,” even though four of five “independent” directors were added when KKR Capstone’s Dean Nelson was Chairman of the Nominating & Corporate Governance Committee (“N&G Committee”).(12) We believe that Mr. Nelson has clear conflicts of interest as a director (see pages four and five).

(8) Seven out of nine directors are employees of KKR, or have strong affiliations with KKR. Simon Brown and Dean Nelson are employed by KKR. Paul Norris is a “Senior Advisor” to KKR. James Johnston was the CEO of a KKR-controlled company. Richard Roedel and Gary Morin joined the board when the Company characterized itself as a KKR-controlled company, and when Mr. Nelson chaired the N&G Committee. Larry Rogers became CEO when the Company characterized itself as a KKR-controlled company. Larry Rogers may receive certain benefits tied to the performance of KKR’s investment in the Company.

(9) In fiscal 2004 and 2005 KKR owned over 50% of Sealy shares. Each proxy statement for fiscal 2006, 2007, and 2008 states that Sealy is a “controlled company” because KKR owned over 50% of outstanding shares.

(10) Source: March 4, 2011 proxy filing.

(11) In an investor presentation by KKR dated March 15, 2011 KKR includes Sealy in a list of “portfolio companies.” These “portfolio companies” are defined as those companies “with greater than $100mm in revenue at close and where KKR holds a control position, either alone or with other partners” (emphasis added).

(12) Source: March 4, 2011 proxy filing.

Scrutiny of the current board shows that seven of the Company’s nine directors have strong current or previous affiliations with KKR:

•        Three directors are employees of, or advisors to, KKR.

•                                          Dean Nelson is a “Member & Founder and Head of KKR Capstone,” KKR’s in-house consulting firm.(13)

•                                          Simon Brown is a “Member & Head of Consumer Products” at KKR.(14)

•                                          Paul Norris, current Chairman of Sealy, is a “Senior Advisor” to KKR.(15)

•                                               A fourth director, James Johnston, previously served as Chairman and CEO of R.J. Reynolds Tobacco Co., a KKR-controlled company, and was Vice Chairman of RJR Nabisco, Inc.(16)

•                                               A fifth director, Larry Rogers, is the Company’s current CEO.

•                                          Mr. Rogers was appointed CEO when Sealy was a KKR “controlled company” and he receives potential benefits assuming a “certain predetermined level of return has been achieved by KKR, Sealy’s major shareholder.”(17)

•                                          Mr. Rogers endorses KKR Capstone on its website, even though Sealy shareholders have not seen the “better results” and “pools of profit” he attributes to KKR Capstone.(18)

•                                               An additional two “independent” directors were appointed when Sealy was a KKR “controlled company”(19) and when Mr. Nelson

(13) Source: www.kkr.com/leadership/team.

(14) Source: www.kkr.com/leadership/team.

(15) Source: www.kkr.com/leadership/senior-advisors.

(16) Source: March 9, 2012 proxy filing. “Mr. Johnston was Vice Chairman of RJR Nabisco, Inc., a diversified manufacturer of consumer products, from 1995 to 1996. He also served as Chairman and CEO of R. J. Reynolds Tobacco Co. from 1989 to 1995, Chairman of Reynolds from 1995 to 1996 and Chairman of R. J. Reynolds Tobacco International from 1993 to 1996. Mr. Johnston served on the board of RJR Nabisco, Inc. and RJR Nabisco Holdings Corp. from 1989 to 1996.” Mr. Johnston was a speaker at KKR’s Annual Meeting on May 23, 1994.

(17) Source: March 4, 2011 proxy filing.

(18) Mr. Rogers’s quote reads as follows: “KKR Capstone really differentiates KKR from its competitors. Through our partnership, we’ve achieved better results more quickly than we could have on our own. KKR Capstone not only unlocks pools of profit but also teaches our people how to identify and analyze future opportunities.” http://www.kkr.com/businesses/private-markets/kkr-capstone.php.

(19) Source: March 4, 2011 proxy filing.

chaired the N&G Committee.(20) Mr. Nelson was supported on this committee by a fellow KKR employee.(21)

We are also concerned about the independence of the last two directors. Both of these directors were added in September 2010 when Mr. Nelson was still Chairman of the N&G Committee.(22) Mr. Nelson was supported on this committee by Mr. Johnston, the former Vice Chairman of RJR Nabisco, Inc.

Furthermore, we are alarmed by the fact that the Compensation Committee changed certain director and officer compensation arrangements in fiscal 2009 to be aligned with KKR’s interests, rather than those of all shareholders. In its March 4, 2011 proxy filing, Sealy states: “As a result of the 2009 Refinancing, the Compensation Committee believed that it was important to align the interest of management not only to those of current shareholders but also to those of Convertible Note holders.” KKR owned the majority of these Convertible Notes.(23)

II. Major Board Failures

KKR-Dominated Boards Overloaded the Company with Debt and Adopted a Short-Term Approach

A company’s board is responsible for establishing an appropriate capital structure, annual budgets, and a capital allocation policy that create long-term value for shareholders. However, in Sealy’s case, we believe that KKR-dominated boards adopted a short-term approach. First, they put too much debt on the Company in an attempt to generate higher returns through financial engineering. Heading into the 2008 recession, Sealy’s $794 million total debt was almost five times its cash flow.(24) This debt load almost bankrupted Sealy.(25) Second, this excessive debt

(20) In its March 27, 2007 proxy filing, Sealy states: “Mr. Nelson is the chairperson of the nominating/corporate governance committee.” It further states: “Our nominating/corporate governance committee met only one time in fiscal 2006.”

(21) In its March 27, 2007 proxy filing, Sealy states: “Our nominating/corporate governance committee consists of Brian F. Carroll, Dean B. Nelson and David J. McIlquham, none of whom are independent, as permitted by the “controlled company” exception.” Brian F. Carroll was a KKR employee.

(22) In its March 4, 2011 proxy filing, Sealy states: “During fiscal 2010 prior to October 7, 2010 Mr. Nelson, who is not an independent director, was a member and chairman of the [nominating/corporate governance] committee.”

(23) Per the proxy filing dated March 5, 2010, KKR owned approximately $93.8 million or 53% of the Convertible Notes.

(24) Cash flow is calculated as Adjusted EBITDA of $216.8 million less Capital Expenditures of $42.4 million in fiscal 2007. Total debt of $794 million is as of burden left little room to invest in projects that could drive long-term value. For example, in the eight fiscal years between 2004 and 2011, Sealy spent only $99 million on direct advertising.(26) Over the same period, Tempur-Pedic, a comparable mattress manufacturer, invested over $750 million in direct advertising to build consumer awareness of its products. In a recent investor presentation, Tempur-Pedic highlights Sealy’s minimal investment in direct advertising (see Appendix A) [Appendix A was a pie chart entitled Mattress Industry Relative Ad Spend; Tempur Relative Ad Spend for US Consumer Advertising illustrating that Tempur-Pedic represented 94% of U.S. Consumer Advertising and the Three “S’s” representing 6% of U.S. Consumer Advertising].

The two different approaches to long-term value creation have made a significant difference to shareholder returns. Since Sealy’s IPO, Tempur-Pedic’s common equity value has increased over 400 percent compared to an almost 90 percent decline in Sealy’s common equity value.(27)

Repeated Strategic Errors

Between 2000 and 2010, the United States mattress industry experienced tremendous growth, with total mattress sales rising 52 percent from $3.0 billion to $4.6 billion.(28) Sales of non-innerspring, or “specialty,” mattresses were the largest contributor to this growth, increasing more than five-fold from an estimated $230 million in 2000 to almost $1.2 billion in 2010.(29) These powerful tailwinds provided an ideal platform for value creation at Sealy, the market leader. But Sealy failed to capitalize on this opportunity, allowing two competitors to command an astounding 90 percent share of the lucrative specialty segment.(30)

December 2, 2007.

(25) In March 2009, Sealy’s 8.25% Senior Subordinated Notes traded at 35% of face value, implying a risk of default.

(26) Direct advertising is calculated as total advertising expenses less cooperative advertising.

(27) Based on Sealy’s $16.00 IPO stock price and $1.74 stock price on March 8, 2012 and Tempur-Pedic’s stock price of $15.89 on April 6, 2006 and $80.93 stock price on March 8, 2012.

(28) Source: International Sleep Products Association report titled “2010 Mattress Industry Report of Sales and Trends.”

(29) Source for non-innerspring sales in 2010: International Sleep Products Association report titled “2010 Mattress Industry Report of Sales and Trends.” 2000 non-innerspring mattress sales of $230 million is an estimate based upon publicly disclosed data by Tempur-Pedic and Furniture Today.

(30) Estimate based on 2010 International Sleep Products Association data and

Between 2004 and 2012, Sealy launched four different specialty brands, none of which gained meaningful traction with consumers because, in our view, Sealy did not provide adequate marketing support for these products.(31) Despite over a decade of evidence of specialty’s growth, Sealy waited until September 2011 to establish a “new specialty bedding division.”(32)

The following table highlights the divergent performance of Sealy and three comparable public companies, each of which successfully executed on the specialty opportunity.

	Sales			EBITDA			Enterprise Value
	2006	2011	% Change	2006	2011	% Change	2006	Current	% Change
Tempur-Pedic	$945	$1,418	50%	$238	$392	65%	$2,083	$5,637	171%
Select Comfort	806	743	(8)%	107	109	2%	779	1,605	106%
Mattress Firm	365	693	90%	48	77	62%	450	1,391	209%
All Comparables	2,116	2,854	35%	393	578	47%	3,312	8,632	161%
Sealy	1,448	1,230	(15)%	250	125	(50)%	2,136	1,022	(52)%

Whereas Sealy’s earnings declined 50 percent between 2006 and 2011, comparable companies’ earnings grew by an average of 47 percent.(33) Tempur-Pedic, Select Comfort and Mattress Firm have added over $5 billion in enterprise value over the past five years, while Sealy’s enterprise value has been cut by more than half.(34)

Poor CEO Selections

When it acquired Sealy in 2004, KKR decided to retain incumbent CEO, David public disclosures by Tempur-Pedic and Select Comfort.

(31) Specialty product launches include: True Form (2005), Right Touch (2006), Embody (2010), and Optimum (2012).

(32) Source: Sealy press release “Sealy Announces Increased Commitment to Specialty Bedding” dated September 27, 2011.

(33) Comparable company earnings is the sum of Tempur-Pedic, Select Comfort, and Mattress Firm EBITDA in each reference period. Mattress Firm’s 2011 EBITDA is an estimate based on consensus analyst expectations for the fiscal year ending January 2012. The earnings decline is calculated by comparing Sealy’s fiscal 2006 Adjusted EBITDA of $250 million and fiscal 2011 Adjusted EBITDA of $125 million. Because of the recurring nature of KKR fees, we reduce the Company’s reported Adjusted EBITDA by $0.7 million and $1.3 million in fiscal 2006 and 2011, respectively.

(34) Mattress Firm’s 2006 Enterprise Value of $450 million is an estimate based on J.W. Child’s January 2007 announced acquisition of the company.

McIlquham. Four years later, Mr. McIlquham was replaced by the President of Sealy North America, Larry Rogers. The board approved $900,000 in payments to KKR for “executive search costs” in fiscal 2008 and 2009, presumably related to Mr. Rogers’ promotion.(35) We are puzzled to see a “global alternative asset manager” retained for an executive search, and wonder what process the board followed to retain KKR for this search.(36) In December 2011, only three years after Mr. Rogers’ appointment, the board commenced yet another CEO search. This will be Sealy’s third CEO since KKR acquired the Company in 2004.

In contrast, the boards of Tempur-Pedic and Select Comfort conducted broad and effective CEO searches. In 2008, when Sealy promoted Mr. Rogers to CEO, Tempur-Pedic recruited a CEO who previously worked at the Campbell Soup Company, J. Crew and Nestle. Tempur-Pedic’s head of North America previously worked at Duracell and Gillette. Select Comfort’s CEO previously held senior leadership roles at PepsiCo. These managers’ strong consumer and general management backgrounds have enabled Tempur-Pedic and Select Comfort to succeed.

KKR Capstone’s Dean Nelson has Exerted Excessive Operating Influence with No Accountability for his Poor Performance

Mr. Nelson is the only KKR director representative who has been on Sealy’s Board continuously since 2004.(37) Four of five “independent” directors were appointed to the board when Mr. Nelson was Chairman of the N&G Committee, a post he held from fiscal 2006 to October 7, 2010.(38)

The Nelson-led KKR Capstone team was paid for “consulting services” in six out of the past eight years.(39) During Sealy’s IPO in 2006, the Company paid $11 million to terminate KKR’s consulting services agreement. Accordingly, KKR

(35) As shown on page 6 [of the original letter], the Company paid KKR $600,000 in fiscal 2008 and $300,000 in fiscal 2009 for executive search costs.

(36) Per KKR’s S-1 filing on July 3, 2007, KKR is “a leading global alternative asset manager.”

(37) Eight different KKR employees or advisors have served as Sealy Directors since 2004: Dean Nelson (2004 – Present), Simon Brown (first term 2004 – 2005; second term 2010 – Present), Brian Carroll (2004 – 2010), Scott Stuart (2004 – 2009), Paul Norris (2006 – Present), Andrew Bellas (April 22, 2009 – August 28, 2009), Matthew King (August 28, 2009 – September 28, 2010), and Stephen Ko (April 14, 2010 – September 28, 2010).

(38) Source: Proxy filing dated March 4, 2011.

(39) From fiscal 2004 through 2005 and 2008 through 2011, Sealy names Capstone Consulting LLC as a recipient of fees.

Capstone received no payments in fiscal 2006 and 2007.(40) However, Sealy’s Board authorized the resumption of payments to KKR Capstone in 2008, just two years after the $11 million payment to halt such services. Sealy has paid KKR and its affiliates $20.9 million since Sealy’s 2006 IPO.(41)

We do not understand why Sealy has paid millions of dollars to the Company’s largest shareholder for “consulting services.”

•                                          First, KKR itself says that KKR Capstone provides consulting services to portfolio companies in which KKR has a “control position,” but according to Sealy, KKR does not have a control position in the Company.(42) KKR Capstone appears to have no history of providing consulting services to any third party companies.

•                                          Second, in fiscal 2006 through 2008, the Company stated that “the ongoing provision to us of consulting services by Capstone remains at our discretion. We believe that the terms of these arrangements to date have been no less favorable to us than those that we could have obtained from unaffiliated third parties.”(43) We are puzzled by the absence of this statement from fiscal 2009 and 2010 proxy filings.

•                                          Third, Sealy is well-staffed with 4,276 qualified full-time employees. We are not aware of any period in which Sealy lacked interim or full-time senior executives. Sealy’s financial statements confirm the Company’s more than adequate staffing levels. Sealy’s general and administrative expense in fiscal 2011 was $185 million, and has averaged approximately 15.6 percent of net sales in fiscal 2009, 2010 and 2011, all years in which KKR Capstone

(40) There is some ambiguity surrounding 2006 payments to KKR. In a proxy filing dated March 27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.”

(41) See page 6 [of the original letter] for a detailed list of fees paid to KKR and KKR-affiliated companies.

(42) In an investor presentation by KKR dated March 15, 2011, KKR includes Sealy in a list of “portfolio companies.” These “portfolio companies” are defined as those companies “with greater than $100 mm in revenue at close and where KKR holds a control position, either alone or with other partners” (emphasis added).

(43) Sealy’s reported selling, general & administrative expenses for fiscal 2009, 2010, and 2011 are adjusted to exclude marketing and shipping & handling expenses.

was employed by Sealy.(44) This is considerably higher than comparable ratios of 9.9 percent, 8.5 percent, and 7.1 percent for Tempur-Pedic, Select Comfort, and Mattress Firm, respectively.(45)

Appendix B shows a letter dated January 8, 2011 from Mr. Nelson to Sealy’s CEO. In this letter, Mr. Nelson describes the “support” KKR Capstone provided to Sealy in fiscal 2010, and he states that the Company is making “good progress on a number of dimensions” ahead of fiscal 2011. The results tell a different story: Adjusted EBITDA declined 29 percent in fiscal 2011 and the stock fell 41 percent in calendar 2011.

The following table lists some of KKR Capstone’s 2010 initiatives, all of which appear redundant with routine executive officer responsibilities. The table also shows KKR Capstone’s poor results in sales and marketing, organizational design and budgeting, culminating in an alarming 62% decline in fourth quarter 2011 eamings.(46)

KKR Capstone Project	Result

2011 Posturepedic Development and Launch	Posturepedic - half of Sealy’s product portfolio - lost innerspring market share in Q4 2011

Embody Performance In-Field	Embody product line is being replaced

Fiscal 2011 Budget Process	Fiscal 2011 Adjusted EBITDA of $125 million was 34% below the $190 million budget; only $15 million was allocated to direct advertising

Sales Force Compensation Model Redesign	Sales force compensation model had to be redesigned again for fiscal 2012

Canadian Business Support	Q4 2011 Canadian revenue declined 17%

(44) Sealy’s reported selling, general & administrative expenses for fiscal 2009, 2010, and 2011 are adjusted to exclude marketing and shipping & handling expenses.

(45) Tempur-Pedic and Select Comfort ratios calculated from 2009 through 2011 public disclosures. Mattress Firm ratio is for fiscal 2009 through the first nine months of fiscal 2011.

(46) Fourth quarter 2011 earnings calculated as reported Adjusted EBITDA of $15.1 million less $322,000 of KKR consulting fees. Fourth quarter 2010 earnings calculated as reported Adjusted EBITDA of $39.9 million less $456,000 of KKR consulting fees.

Despite KKR Capstone’s repeated failures, Mr. Nelson continues to be retained as a consultant. In fact, Mr. Nelson looks “forward to continuing our support of the Sealy team across a broad range of initiatives,” and views himself as a permanent fixture whose “mandate will shift with the needs of the business.” Per Sealy’s proxy statement filed last week, KKR Capstone has once again been retained in fiscal 2012.(47)

In our experience, a service provider who consistently fails to deliver on key objectives is terminated. Therefore, we ask ourselves how and why Mr. Nelson and KKR Capstone are still involved in any capacity at Sealy.

Payments of $20.9 Million from Sealy to KKR have Transferred Value from Sealy Shareholders to KKR and its Affiliates KKR and its affiliates have received approximately $52.1 million in fees from Sealy since 2004, including $20.9 million since Sealy’s April 2006 IPO.(48) The following table details these fees.

Fiscal Year	Amount ($ millions)	Transaction, as disclosed in proxy filing
2004	25.0	Transaction Fee
2004	2.0	Consulting Services Provided by Capstone Consulting LLC
2005	2.1	Advisory Fees
2005	1.4	Consulting Services Provided by Capstone Consulting LLC
2006	0.7	Advisory Fees
2006	11.0	Termination of Management Services Agreement
2007	0.1	Excess D&O Liability Insurance and Excess Liability Insurance to KKR
2008	2.3	Consulting Services Provided by KKR
2008	0.6	Recruiting Fees Paid by KKR for Sealy
2008	0.4	Consulting Services Provided by Capstone Consulting LLC
2008	0.1	Excess Insurance Coverage Paid by KKR for Sealy
2009	2.9	Consulting Services Rendered by KKR and Capstone Consulting LLC
2009	0.3	Executive Search Costs Incurred by KKR on the Company’s Behalf
2010	1.9	Consulting Services Rendered by KKR and Capstone Consulting LLC
2011	1.3	Consulting Services Rendered by KKR and Capstone Consulting LLC
Total KKR Payments	52.1

(47) In its March 9, 2012 proxy filing, Sealy states: “For Fiscal 2012 our audit committee has approved specific consulting services from KKR and KKR Capstone for a combined amount of less than $0.6 million.”

(48) Fees since IPO include an $11.0 million termination payment in fiscal 2006 and all payments to KKR between fiscal 2007 and 2011. When calculating fees since the IPO, we have excluded the $0.7 million “advisory fees” paid to KKR in fiscal 2006 because of conflicting disclosures by the Company. In a proxy filing dated March 27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.”

We believe that KKR has a conflict with respect to fees. KKR itself explains: “It has been and remains a key objective of our firm to maximize our fee related earnings.”(49) Henry Kravis, co-founder of KKR, stated that “you can take anywhere from 12 to 15 times on the fee-related earnings. You can take a discount to our balance sheet earnings if you want to do that, and they – that’s pretty much the value of the stock.”(50) Since the IPO, Sealy’s $3.5 million average annual payments to KKR have been costly to shareholders. Assuming Sealy stock is also valued at 12 to 15 times earnings, the value transferred from Sealy shareholders to KKR and its affiliates ranges from $42 million to $52 million.

Numerous related party transactions indicate a troubling relationship between KKR and Sealy’s Board. In our view, Sealy’s Board has not fully considered the conflicts and value leakage described above.

In contrast, other companies have enforced clear policies to protect shareholders from conflicts of interest. For example, Tempur-Pedic was 65.3 percent owned by two private equity firms after the company was publicly listed in December 2003.(51) Since Tempur-Pedic’s IPO, we observed no reported related party transactions between Tempur-Pedic and the two private equity firms. In fact, Tempur-Pedic’s proxy filings disclose a Related Party Transactions Policy which states that Tempur-Pedic’s Nominating and Corporate Governance Committee will examine whether a potential transaction “is on terms no more favorable than to an unaffiliated third party under similar circumstances, as well as the extent of the related party’s interest in the transaction” (emphasis added).(52)

A review of Sealy’s proxy filings reveals that Sealy’s Nominating and Corporate Governance Committee, of which Mr. Nelson of KKR Capstone was Chairman from fiscal 2006 through October 7, 2010, has no such Related Party Transactions Policy.

(49) Source: KKR’s S-1 filing dated July 3, 2007.

(50) KKR presentation teleconference at the Bank of America Merrill Lynch Conference, November 15, 2011.

(51) Tempur-Pedic’s proxy filing dated April 28, 2004 shows that TA Associates Funds and Friedman Fleischer & Lowe Funds owned 43.8% and 21.5%, respectively, as of March 31, 2004.

(52) Tempur-Pedic’s proxy filing dated March 24, 2008 states: “In reviewing a transaction or relationship, the Nominating and Corporate Governance Committee will take into account, among other factors it deems appropriate, whether it is on terms no more favorable than to an unaffiliated third party under similar circumstances, as well as the extent of the related party’s interest in the transaction.”

III. H Partners’ Recommendations

To address the Company’s deficient strategies and corporate governance, we recommend the following changes:

1.                                      H Partners will appoint one representative to the board, proportionate to H Partners’ 14.5 percent stake. H Partners’ representative will waive any board fees so that H Partners is fully aligned with shareholders. In addition, H Partners will certify that it will not seek fees or reimbursement for consulting services, executive recruitment, investment banking advice, or monitoring its own investment in Sealy.

2.                                      As discussed, KKR’s board representation must be proportionate with its ownership. Currently, at least seven out of nine, or 78 percent, of Sealy’s directors are employed by KKR or have strong affiliations with KKR.(53) Therefore, three KKR-affiliated directors will be replaced with independent directors to bring KKR’s representation in line with its ownership interest.

3.                                      We believe it is a conflict of interest for a provider of consulting services to remain on the board. Therefore, Dean Nelson, CEO of KKR Capstone, will resign as a director.

4.                                      H Partners will assist the N&G Committee in appointing two additional qualified, independent directors. The N&G Committee will solicit recommendations and feedback solely from non-KKR shareholders.

5.                                      H Partners’ representative will be added to the CEO Search Committee. H Partners has experience identifying, recruiting and incentivizing proven managers. A KKR employee currently serves on the CEO Search Committee. Non-KKR owners of Sealy must be included in this critical decision.

6.                                      H Partners’ representative and one of the new independent

(53) Seven out of nine directors are employees of KKR, or have strong affiliations with KKR. Simon Brown and Dean Nelson are employed by KKR. Paul Norris is a “Senior Advisor” to KKR. James Johnston was the CEO of a KKR-controlled company. Richard Roedel and Gary Morin joined the board when the Company characterized itself as a KKR-controlled company, and when Mr. Nelson chaired the N&G Committee. Larry Rogers became CEO when the Company characterized itself as a KKR-controlled company. Larry Rogers may receive certain benefits tied to the performance of KKR’s investment in the Company.

directors will be added to the N&G Committee. Currently, three out of four members of this committee have strong KKR affiliations.(54) Two of these three directors will resign from this committee.

7.                                      The N&G Committee will create a “Conflicts Committee” comprised of three independent directors. This committee will be tasked with approving all transactions with related parties. This committee will establish a Related Party Transactions Policy which will examine, among other things, the extent of a related party’s interest in a transaction. In addition, the Conflicts Committee will provide specific details of any related party transaction in the Company’s annual report and proxy statement.

Despite our disappointing experience with Sealy’s Board, H Partners remains open to working constructively with the board and its N&G Committee to restore Sealy to its former greatness. Our team at H Partners has experience collaborating with boards and management teams to achieve strong results for all stakeholders. Further, as an experienced investor in mattress companies, we have deep knowledge of how value is created within the industry.

At this critical juncture, Sealy’s Board should acknowledge the failures of the past and implement the governance changes we have recommended. If the board does not implement our recommendations, we will be forced to pursue other avenues to protect the value of our investment. These avenues may include, but are not limited to, (i) a potential campaign to withhold votes from KKR-affiliated directors, and (ii) remedies to protect ourselves and fellow shareholders from any abuses and self-interested transactions perpetrated by KKR and its affiliates, the Company, the Company’s Board and all other relevant parties.

Sincerely,

/s/ Usman Nabi	/s/ Arik Ruchim

Partner	Partner

45.          H Partners’ March 11, 2012 letter generated media attention. For instance, a March 12, 2012 New York Times article entitled “Sealy Investor Calls for Board Shake-Up” reported the following:

(54) The N&G Committee includes the former CEO of a KKR-controlled company as well as two directors who were added when Sealy was controlled by KKR and when Mr. Nelson chaired the N&G Committee.

A top investor in the Sealy Corporation is pushing to remake the board of the mattress maker, taking aim at a single shareholder, Kohlberg Kravis Roberts.

In a letter to several directors, H Partners Management, which owns 14.5 percent of the company, is calling for a seat on the board. It is also asking for the resignation of Dean B. Nelson, a representative of K.K.R., the large private equity firm and Sealy’s largest shareholder.

H Partners Management’s issues center largely on K.K.R., which holds 46.2 percent of Sealy. The money manager highlights what it calls the private equity firm’s “dominance” on the board. Nine directors, H Partners wrote, have “current or previous affiliations” with K.K.R.

In particular, H Partners said Mr. Nelson, head of KKR Capstone, has been allowed “to exert excessive operational influence with no accountability for his poor performance.” Mr. Nelson has served on the Sealy board for the last eight years. Since Sealy’s initial public offering in 2006, KKR Capstone has received millions of dollars of “consulting fees” from the mattress maker, H Partners wrote.

“The management team and the board of directors are committed to fulfilling their responsibilities to all shareholders,” Sealy said in a statement. “We have heard and considered H Partners concerns over the past few months, and will consider H Partners’ latest comments with appropriate care.”

Sealy is a product of private equity.

In 2004, K.K.R. agreed to buy the company for $1.5 billion from an investment group that included Bain Capital. K.K.R., which paid roughly $5.78 a share for Sealy, took the company public two years later at $16.

Since then, shares of Sealy have fallen as profits have slipped. In fiscal 2011, the company lost $9.8 million, on the heels of a $13.7 million loss the previous year. It posted net income of $13.5 million in 2009. The stock now trades for $1.76.

“Since Sealy’s I.P.O. in April 2006, shareholders have suffered a $1.3 billion, or an approximate 90 percent, loss of common equity value,” H Partners wrote in the letter, which was filed with regulators on Monday. “In our view, this value destruction is due to the poor judgment, interference, and conflicts of interest of one shareholder,” K.K.R.

H Partners, a hedge fund based in New York, has recorded big gains on troubled companies in the past. The fund, founded in 2005 by the investor Rehan Jaffer, was one of the largest unsecured creditors in Six Flags when the amusement park giant filed for bankruptcy.

According to news reports, the venture proved profitable, once Six Flags emerged from bankruptcy in 2010 and regained its footing. H Partners, which manages more than $700 million in assets, still owned about 24 percent of Six Flags as of last year.

H Partners said it approached Sealy’s board in recent months. But after getting no traction, the firm opted for a public letter filed with regulators.

“Over the past several months, we have contacted Sealy’s Board of Directors to express our concerns with the Company’s strategy and to discuss what we believe to be significant corporate governance deficiencies,” H Partners wrote in the letter. “Unfortunately, our efforts to engage with the board in a constructive and discreet manner have been ignored or met with roadblocks and delay tactics.”

46.            Similarly, a March 11, 2012, Wall Street Journal article entitled “Sealy Holder to KKR: Time to Wake Up,” reported on the shareholder dissatisfaction.

47.            On March 23, 2012, Sealy publicly responded to H Partners’ March 11, 2012, letter rejecting H Partners’ criticism, which in turn solicited a public response from H Partners in a letter dated March 27, 2012, which stated, in pertinent part:

H PARTNERS	888 SEVENTH AVENUE
29 TH FLOOR
NEW YORK, NY 10019

TEL: 212-265-4200
FAX: 212-265-4206
INFO@HPARTNERSLP. COM

March 27, 2012

VIA EMAIL

Sealy Corporation

Attn: Nominating & Corporate Governance Committee

One Office Parkway

Trinity, NC 27370

Dear Messrs. Johnston, Morin, Replogle, and Roedel:

As the concerned owner of 15.3 percent of the outstanding shares of the Sealy Corporation (“Sealy” or “the Company”), H Partners Management LLC (“H Partners”) has for the past several months attempted to privately engage with

Sealy’s Board of Directors in a constructive manner to improve value for all shareholders. Unfortunately, our efforts have been repeatedly ignored.

In our March 11, 2012 letter to Sealy’s Nominating and Corporate Governance Committee (“N&G Committee”) we highlighted our belief that (i) Kohlberg Kravis Roberts & Co. L.P. (“KKR”) has played an extensive role in Sealy’s significant strategic missteps, and (ii) conflicts of interest exist with respect to the payment of millions of dollars in questionable fees to KKR.

The statement issued last week by Gary E. Morin, Chairman of Sealy’s N&G Committee, failed to explain why almost 90 percent or $1.3 billion of value has disappeared since Sealy’s IPO in 2006.(55) It also failed to address the governance deficiencies that we believe will lead to continued failure at Sealy.

While we continue to await a substantive response to our March 11 letter, we have specific questions for Sealy and its “independent” directors:

1.                                      Why did independent directors authorize at least $9.7 million in payments to KKR for advisory services only two years after paying $11.0 million to terminate KKR’s advisory services?(56) Did Sealy pay KKR twice for the same services?

2.                                      Has Sealy made large undisclosed payments to KKR and/or its affiliates? If so, why has disclosure of such payments been withheld?

3.                                      Why does Sealy provide inconsistent disclosure of payments to KKR?

4.                                      Why did Sealy’s independent directors abdicate their responsibility by outsourcing the 2008 CEO search to KKR?

(55) The loss in common equity value is calculated by using the $16 IPO stock price and 90.7 million shares outstanding on April 6, 2006, which implies an initial equity value of $1.45 billion. The current common equity value of $176 million is calculated by using a $1.74 stock price on March 8, 2012 and outstanding shares of 100.9 million as of January 10, 2012.

(56) $9.7 million of payments includes all payments to KKR and/or its affiliates from fiscal 2008 to 2011 disclosed in various proxy filings, excluding an $11.0 million termination payment. We have excluded the $0.7 million “advisory fees” paid to KKR in fiscal 2006 because of conflicting disclosures by the Company. In a proxy filing dated March 27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.” We have also not included possible payments to KKR related to investment banking services in fiscal 2009.

5.                                      Why did the Dean Nelson led N&G Committee award special payments to independent directors in 2008 and 2009? Were the special payments a reward for independent directors’ approval of payments to KKR, including the resumption of fees to KKR Capstone?

6.                                      Why did 80 percent of independent directors reduce alignment with public shareholders by electing to receive compensation in cash rather than stock?

The facts that give rise to these questions are troubling as they indicate that Sealy’s independent directors are not fulfilling their duty of loyalty to all shareholders.

It is time for independent directors to act with independence or step down so that truly independent directors may do so. We are not comforted by the fact that Sealy’s N&G Committee comprising Messrs. Johnston, Morin, Replogle, and Roedel has certified to the NYSE that Messrs. Johnston, Morin, Replogle, and Roedel are independent.(57) A true independent director takes concrete actions which serve all shareholders, rather than acting as an extension of KKR.

1.                                      Why did independent directors authorize at least $9.7 million in payments to KKR for advisory services only two years after paying $11.0 million to terminate KKR’s advisory services? Did Sealy pay KKR twice for the same services?

In Appendix A, we have attached a “Fee Letter” signed by Sealy and KKR on April 6, 2004. It indicates that KKR would receive a fee stream of $2 million per year “for certain management, consulting and financial services.” The fee stream appears to have no ending date: “this agreement shall continue in effect from year to year unless amended or terminated by mutual consent.” The approval of an open-ended payment of fees to a related party calls into question the good faith under Delaware law of the directors who voted in favor of the “Fee Letter.”

In Appendix B, we have attached a form of the “Termination Agreement” signed by Sealy and KKR in conjunction with Sealy’s April 2006 IPO. This agreement calls for a payment of $10.5 million from Sealy to KKR to cancel the initial $2

(57) In a proxy filing dated March 9, 2012, the Company states: “Our Nominating/Corporate Governance Committee currently consists of Gary E. Morin, James W. Johnston, John B. Replogle, and Richard W. Roedel. Our Nominating/Corporate Governance Committee has determined that all of the current members of our Nominating/Corporate Governance Committee are independent as defined in the listing standards of the NYSE. Mr. Morin is currently the chairperson of the Nominating/Corporate Governance Committee.”

million annual fee stream only two years after it was established. This fee was later inexplicably increased to $11.0 million. The “Termination Agreement” specifies that KKR would be paid with “available funds on the IPO Closing Date,” implying that the payment was funded by public shareholders.

We are puzzled by Sealy’s decision to terminate this fee stream for $11.0 million, and then resume payments of at least $9.7 million to KKR between fiscal 2008 and 2011. These payments appear to be for “management, consulting and financial services.” The full amount of payments between fiscal 2008 and 2011 is not known as it appears that the board failed to disclose additional payments to KKR related to investment banking services in fiscal 2009 (see question 2 below).

Further, it appears that Sealy’s independent directors failed to consider KKR’s clear conflict of interest. In a March 2011 investor presentation, KKR describes its “highly predictable management and monitoring fees” with “[upside from transaction fees, incentive fees, and termination payments]” (see Appendix C). In this case, KKR’s “upside” comes at the expense of public shareholders.

2.                                      Has Sealy made large undisclosed payments to KKR and/or its affiliates? If so, why has disclosure of certain payments been withheld, and have there been other undisclosed payments to KKR?

In an August 2010 presentation, KKR describes its “High Margin Integrated Capital Markets Business” (see Appendix D). KKR explains that this “profitable, non-capital intensive business model” generated $34.1 million in fees in 2009 at a profit margin of 54.7 percent. KKR also highlights its role as “underwriter on $350 mm 1st Lien Bonds” issued by Sealy in 2009.

It appears that KKR received “high margin” payments from Sealy for KKR’s role as “underwriter.” However, we have found no disclosure of any payments to KKR for its role as “underwriter” of the first lien bonds.

3.                                      Why does Sealy provide inconsistent disclosure of payments to KKR?

The Audit Committee (comprised of independent directors) has a duty of candor to provide accurate financial statements to public shareholders, yet there are notable discrepancies in Sealy’s related party disclosures:

a)                                     In a proxy filing dated March 27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.”

b)                                     In a proxy filing dated March 23, 2009, the Company discloses a $400,000 payment for “consulting services provided by Capstone Consulting LLC”

in fiscal 2008.(58) However, in a 10-K filed on January 15, 2009, the Company discloses $2.6 million in payments for “consulting services provided by Capstone Consulting LLC” over the same time period.(59)

c)                                      In a 10-K filed on January 15, 2009, the Company states: “During fiscal 2008 the Company was billed for $0.6 million of executive search costs performed by KKR” (emphasis added).(60) However, in a proxy filing two months later, the Company states: “For the fiscal year ended November 30, 2008, we incurred costs of $0.6 million for recruiting fees paid by KKR for Sealy.”(61)

4.                                      Why did Sealy’s independent directors abdicate their responsibility by outsourcing the 2008 CEO search to KKR?

As mentioned above, Sealy provides conflicting disclosure on whether KKR performed the 2008 CEO search, or paid third party invoices on the Company’s behalf. Last week, Sealy claimed that these payments to KKR were “to outside executive search firms in 2008 and 2009, where KKR paid the initial invoices and Sealy merely reimbursed KKR for those fees.” We are puzzled as to why the board would arrange for KKR to pay invoices on Sealy’s behalf, given that the Company had over $26 million of cash at November 30, 2008. In our experience,

(58) In a proxy filing dated March 23, 2009, the Company states: “For the fiscal year ended November 30, 2008 we incurred costs of $0.4 million for consulting services provided by Capstone Consulting LLC., a consulting company that works exclusively with KKR portfolio companies.”

(59) In a 10-K filed on January 15, 2009, the Company states: “During fiscal 2008, the Company was billed for premiums of $0.2 million for excess directors and officers liability insurance and excess liability insurance by KKR. Additionally, the Company incurred costs of $2.6 million for consulting services provided by Capstone Consulting LLC, a consulting company that works exclusively with KKR’s portfolio companies.”

(60) In a 10-K filed on January 15, 2009, the Company states: “During fiscal 2008, the Company was billed for premiums of $0.2 million for excess directors and officers liability insurance and excess liability insurance by KKR. Additionally, the Company incurred costs of $2.6 million for consulting services provided by Capstone Consulting LLC, a consulting company that works exclusively with KKR’s portfolio companies. Further, the Company was billed for $0.6 million of executive search costs performed by KKR.”

(61) In a proxy filing dated March 23, 2009, the Company states: “For the fiscal year ended November 30, 2008, we incurred costs of $3.0 million for services provided by or through KKR. These costs included $2.3 million in consulting services provided by KKR, $0.6 million for recruiting fees paid by KKR for Sealy and $0.1 million in excess insurance coverage paid by KKR for Sealy.”

it is highly irregular for a shareholder to engage a public company’s service providers and pay its invoices. In addition, the search firm is a consultant to the N&G Committee and should report to and be compensated by the Committee, not by a Sealy shareholder.

In various public disclosures, Sealy has identified service providers such as auditor Deloitte & Touche LLP, compensation consultants Watson Wyatt Worldwide and Pearl Meyer & Partners, and consultant Capstone Consulting LLC. In connection with its current CEO search, the Company disclosed that it has retained Heidrick & Struggles. We are puzzled by Sealy’s decision to withhold the name of the executive search firm retained in 2008. In our experience, public companies immediately disclose the name of a retained search firm so that interested candidates know who to contact.

5.                                      Why did the Dean Nelson led Nominating and Corporate Governance Committee award special payments to independent directors in 2008 and 2009? Were the special payments a reward for independent directors’ approval of payments to KKR, including the resumption of fees to KKR Capstone?

The Company’s proxy filing dated March 5, 2010, highlights several special awards made to independent directors in 2008 and 2009:

On November 23, 2008, our three independent directors (Messrs. Johnston, Morin and Roedel) were each granted 60,000 stock options to acquire shares of Sealy common stock at its then current fair market value of $2.18 per share. On June 12, 2009, our three independent directors (Messrs. Johnston, Morin and Roedel) were each granted restricted stock units (“RSUs”) that accrete at an 8% annual rate compounded semi-annually until vested and vest 25% per year, as long as the grantee remains a Sealy director until such date. On June 12, 2009, the Nominating/Governance Committee awarded the three independent directors a special bonus for their hard work on the Audit Committee and the Compensation Committee related to the Company’s 2009 refinancing. Those bonuses to the independent directors were $25,000 to the Chairman of the Audit Committee, $15,000 to each member of the Audit Committee and $10,000 to the Chairman of the Compensation Committee.

The N&G Committee, which approved most of these extraordinary bonus payments, was chaired by Dean Nelson, the CEO of KKR Capstone, and included Paul Norris, “Senior Advisor” to KKR, and Brian Carroll, a KKR employee. (62) At

(62) In a proxy filing dated March 23, 2009, the Company states: “Our nominating/corporate governance committee consists of Brian F. Carroll, Dean B. Nelson and Paul J. Norris, none of whom are independent, as permitted by the the time, director compensation comprised “$40,000 per year plus $1,000 for each board meeting attended in person and $500 for each board meeting attended by telephone.”(63) Hence, a mechanism already existed to compensate directors for their “hard work.” Further, some of these payments appear to specifically align independent directors with KKR’s interest in the Convertible Notes, as opposed to common equity.

We question whether these special payments may have influenced independent directors to approve millions of dollars in payments to KKR, including the resumption of consulting fees to KKR Capstone.

6.                                      Why did 80 percent of independent directors reduce alignment with public shareholders by electing to receive compensation in cash rather than stock?

In his recent letter to us, Mr. Morin suggests that a director’s decision to receive stock rather than cash as compensation is a strong signal of alignment with shareholders. Mr. Morin claims that Dean Nelson is aligned with shareholders because he has elected to receive $253,000 in director compensation in stock since Sealy’s IPO.(64) Mr. Morin fails to consider that (i) as a representative of KKR, a 46.2 percent shareholder, Mr. Nelson already has a strong incentive and should therefore waive any personal director fees, whether in cash or in equity, and (ii) $253,000 in stock pales in comparison to $8.7 million in cash paid to Mr. Nelson’s Capstone Consulting unit since Sealy’s IPO.(65)

‘controlled company’ exception, based on KKR’s beneficial ownership and the right to vote over 50% of the outstanding shares of our common stock. Mr. Nelson is the chairperson of the nominating/corporate governance committee.”

(63) In a proxy filing dated March 23, 2009, the Company states: “Our non-employee directors each receive a retainer of $40,000 per year plus $1,000 for each board meeting attended in person and $500 for each board meeting attended by telephone. The board committee members receive an additional annual retainer of $22,000 for the Chairman of the audit committee, $4,000 for other committee chairs, $10,000 for other audit committee members, and $2,000 for members of other Board committees. Committee members are paid $1,000 for each meeting attended in person and $500 per telephonic meeting attended.”

(64) Mr. Nelson’s total director compensation from 2007 to 2011 was $337,817. The $253,000 amount refers to compensation which Mr. Nelson had discretion to receive as cash or stock between 2007 and 2011.

(65) Includes all payments to KKR and/or Capstone Consulting LLC since the IPO, excluding payments for “executive search costs” and excess insurance coverage. We have excluded the $0.7 million “advisory fees” paid to KKR in fiscal 2006 because of conflicting disclosures by the Company. In a proxy filing dated March

We observe that independent directors’ alignment with public shareholders is deteriorating. Sealy’s independent directors have a strong preference for cash,  with four out of five, or 80 percent, of independent directors electing to receive  cash payments in 2011.(66) Similarly, four out of five independent directors have not purchased a single share in the open market over the past five years. Mr. Morin is the least aligned. Not only has Mr. Morin failed to purchase a single share in the open market over the past five years, but Mr. Morin has also elected to receive compensation totaling $352,000 entirely in cash.(67) Not once in five years did Mr. Morin elect to receive compensation in stock.

Sealy’s KKR-dominated Board has overseen tremendous destruction of shareholder value and must be held accountable. Rather than characterize H Partners’ communication of clear facts as “combative,” Sealy’s “independent” directors must honestly assess these facts and take a combative stance against KKR’s poor judgment and abuse of public shareholders.

Sealy is no longer a private KKR “portfolio company.” In fact, Sealy is majority-owned by public investors unaffiliated with KKR. The time for collegial endorsements of KKR’s interests is over. Your fiduciary duty is to protect and enhance value for all shareholders.

We demand that you (i) implement the recommendations listed in our March 11, 2012 letter, and (ii) answer the questions raised in this letter. If you fail to comply with our demands then we intend to withhold support for Sealy’s incumbent directors.(68) We reserve all rights to pursue additional avenues to protect the value of our investment.

Sincerely,
Usman Nabi	Arik Ruchim
Partner	Partner

48.          H Partners has not been alone in its criticism of Sealy’s corporate governance.

On March 29, 2012, FPR Partners – Sealy’s third-largest shareholder – sent the following letter

27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.”

(66) Source: Proxy filing dated March 9, 2012.

(67) Mr. Morin’s total director compensation from 2007 to 2011 was $482,669. The $352,000 amount refers to compensation which Mr. Morin had discretion to receive as cash or stock between 2007 and 2011.

(68) H Partners is not soliciting the proxy of any other shareholders.

to Sealy:

FPR Partners

199 Fremont Street

Suite 2500

San Francisco, CA 94105

March 29, 2012

Mr. Gary E. Morin

Sealy Corporation

One Office Parkway

Trinity, NC 27370

Dear Gary:

We were disappointed and perplexed by the Sealy board’s response to H Partners’ letter dated March 11, 2012, which raised meaningful concerns regarding immense value destruction, lack of minority shareholder representation and excessive fees paid to one shareholder. Instead of discussing the substantive issues before the company, its board, and all shareholders, you instead chose to pick at secondary details of the letter.

We have been longtime shareholders of Sealy and expect KKR to uphold its responsibilities as the private equity sponsor of a public company with integrity. We believe strongly that all shareholders of a public company have a place in governing the company they own. A 46% ownership stake in a public company should lead to very different governance than 100% ownership of a private company. Rather than make no changes in the outdated and unsuccessful governance of Sealy, we urge you to bring other qualified shareholders onto the board who can help select and support the new CEO and remaining members of the management team.

As large shareholders of Sealy, we seek to work with all stakeholders to maximize the full potential of this fine franchise.

Sincerely,

FPR Partners

49.          On April 16, 2012, Altai Capital Management, L.P. (“Altai Capital”) joined the chorus of criticism of Sealy’s corporate governance expressed by H Partners and FPR Partners.

Specifically, Altai Capital sent the following letter to Sealy:

April 16, 2012

VIA EMAIL

Mr. Gary E. Morin

c/o Michael Q. Murray

Senior Vice President and Secretary

Sealy Corporation

One Office Parkway

Trinity, NC 27370

Dear Mr. Morin:

Altai Capital Management, L.P. (“Altai Capital”) is a New York-based alternative asset management firm that is a beneficial owner of approximately 3.9% of the outstanding common stock of Sealy Corporation (“Sealy”). We have followed Sealy for a number of years and have great respect and admiration for its brands and market share. We believe, however, that Sealy management has overseen a series of strategic missteps, many of which were highlighted in the March 11, 2012 letter sent to Sealy’s Nominating & Corporate Governance Committee (“Governance Committee”) by H Partners Management, LLC (“H Partners”).

When the Board of Directors (the “Board”) announced on December 13, 2011 that Lawrence J. Rogers, Sealy’s President and Chief Executive Officer (“CEO”) was retiring and resigning from the Board, Altai Capital revisited Sealy as an investment opportunity and saw the potential for Sealy to revise its strategy. We believe that the selection of Rogers’ replacement offers Sealy the opportunity to pursue a new course that may generate significant gains in the future. This decision is extremely important, and should be made taking into account the best interests of all shareholders. H Partners has raised significant concerns about the process for selecting the new CEO. Two different CEOs, each selected by a Governance Committee led by Dean Nelson, the CEO of KKR Capstone, and a Board dominated by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), have now either resigned or retired in the last four years. Both CEOs have presided over substantial destruction of shareholder value. Given this poor track record, the Sealy Governance Committee’s CEO selection process, in our opinion, offers much room for improvement. We believe it is critical to open the search process at this time to formal input from a significant shareholder other than KKR. H Partners is a beneficial owner of approximately 15.3% of Sealy’s outstanding shares and should be given a formal role in the selection process.

The goal of the search must be to enhance value for all shareholders by finding a global quality CEO who can reverse the recent trends at Sealy and restore its pre-eminence in the quality bedding products space. We believe that this can best be accomplished by working together, and we encourage Sealy to give H Partners a seat at the table to bring additional and much-needed assistance, judgment and perspective to this CEO search.

Sincerely,

Rishi Bajaj

Managing Principal

50.         On April 18, 2012, Sealy held its annual meeting of stockholders, for the purpose of, inter alia, nominating directors to the Board. At the annual meeting, more than 30% of the Company’s shareholders withheld support for defendants Ellinger, Johnston, and Morin.

The Board’s Action Generates Derivative Litigation

51.         The conduct of the Individual Defendants, as described herein, including conduct relating to the improper payments between KKR and the Company, generated derivative litigation on behalf of Sealy seeking to recover millions of dollars for the Company. This litigation broadly sought to hold the Individual Defendants liable for their involvement in the improper conduct relating to KKR as described herein.

52.         The Proposed Transaction, if consummated, will extinguish any liability of the Individual Defendants in connection with the derivative claims.

The Proposed Transaction

53.         As described above, if properly managed, Sealy has good financial prospects, but the Company has underperformed due to the acts of the Individual Defendants. Nevertheless, despite Sealy’s potential, the Company announced in a press release on September 27, 2012 that it had entered into the agreement and plan of merger (the “Merger Agreement”) to be sold to Tempur-Pedic. The September 27, 2012 press release stated, in pertinent part:

LEXINGTON, KY. & TRINITY, NC., September 27, 2012 – Tempur-Pedic International Inc. (“Tempur-Pedic” or the “Company”) (NYSE: TPX), the leading manufacturer, marketer and distributor of premium mattresses and pillows worldwide, and Sealy Corporation (NYSE: ZZ), a leading global bedding manufacturer, today announced that they have signed a definitive agreement to create a $2.7 billion global bedding provider.

The combination brings together two highly complementary companies with iconic brands and significant opportunities for global innovation and growth.

Founded in 1992, Tempur-Pedic is the leading manufacturer, marketer and distributor of premium mattresses and pillows made from its proprietary TEMPUR® pressure-relieving material in over 80 countries under the Tempur® and Tempur-Pedic® brand names. Sealy, with roots dating back to 1881 is a leader in the manufacturing and marketing of a broad range of high quality mattresses and foundations with a portfolio of well-known bedding brands, including Sealy®, Sealy Posturepedic®, and Stearns & Foster®.

The transaction has been approved by the Boards of Directors of both companies. Stockholders holding approximately 51% of Sealy’s outstanding common stock have executed a written consent approving the transaction. No additional shareholder approvals are required to complete the transaction. Tempur-Pedic will acquire all of the outstanding common stock of Sealy for $2.20 per share, representing a premium of approximately 23 percent to Sealy’s 30-day average closing price on Wednesday, September 26, 2012. In addition, Tempur-Pedic will assume or repay all of Sealy’s outstanding convertible and non-convertible debt, for a total transaction value of approximately $1.3 billion. The transaction, which is subject to customary closing conditions, including regulatory approvals, is expected to close during the first half of 2013.

Tempur-Pedic Chief Executive Officer Mark Sarvary commented, “This is a transformational deal that brings together two great companies, each with globally recognized brands. Tempur-Pedic and Sealy together will have products for almost every consumer preference and price point, distribution through all key channels, in-house expertise on most key bedding technologies, and a world-class research and development team. In addition, our global footprint will span over 80 countries. The shared know-how and improved efficiencies of the combined company will result in tremendous value for our consumers, retailers and shareholders.”

Tempur-Pedic and Sealy will operate independently. Larry Rogers, Chief Executive Officer of Sealy, who has been with Sealy for 33 years, will remain CEO of Sealy and report to Mr. Sarvary.

Sealy Chief Executive Officer Larry Rogers, said, “The complementary product and market fit of these two companies deliver a unique opportunity to create the first full spectrum, global bedding company that addresses all market segments and consumer preferences. Together, we believe that we can deliver more value than either business could on its own by leveraging our strong combined assets.”

Strategic Rationale

Tempur-Pedic and Sealy have highly complementary products, brands, technologies, and geographic footprints. Their combination will provide significant opportunity for both entities to leverage each other’s capabilities to grow beyond their current footprints, and to increase efficiencies across the entire supply chain.

•              Comprehensive Portfolio of Iconic Brands. Together, Tempur-Pedic and Sealy will have the strongest brand portfolio in the industry with the most highly recognized brands including Tempur®, Tempur-Pedic®, Sealy®, Sealy Posturepedic®, and Stearns & Foster®. The combined company’s brand portfolio will have some of the best known brands in North America, South America, Europe, Asia and Australia.

•              Complementary Product Offering. The combination creates the most comprehensive suite of bedding products available in the market. Sealy’s strength and expertise in innerspring and hybrid innerspring mattress technologies fit seamlessly with Tempur-Pedic’s position in visco-elastic mattress, adjustable base and pillow technologies. Further, the company will be able to invest more in R&D to strengthen existing products as well as develop innovative new offerings to better meet the needs and preferences of consumers and retailers.

•              A Truly Global Company. Tempur-Pedic and Sealy have a highly complementary global footprint with distribution in over 80 countries. The combination provides both companies access to countries that represent future growth opportunities. Tempur-Pedic has a strong presence around the world, and particularly in North America, Europe, and Asia while Sealy is represented in a meaningful way in North America, Argentina and Asia. The Sealy brand is also well-recognized in many other key global markets through its international licensees and joint ventures.

•              Significant Shareholder Value Creation. The combination is expected to be accretive in the first full year of operations, with annual cost synergies from the combined operations expected to be in excess of $40 million by the third year. These will be primarily realized through purchasing, supply chain and increased efficiencies. In addition, the combination has the potential for revenue synergies as a result of a broader product offering and access to more channels, including international expansion.

•              Strong Financial Characteristics. Together, Tempur-Pedic and Sealy had combined pro forma adjusted EBITDA of $504 million based on the 12-months ended June 30, 2012 for Tempur-Pedic and May 27, 2012 for Sealy. The combined company will have strong cash flow characteristics that will enable rapid debt reduction and continued investment in growth initiatives.

•              Combination of Two Strong Management Teams. The combination pairs two strong management teams with extensive industry and global consumer products experience. Tempur-Pedic and Sealy have a shared corporate culture focused on consumer-driven product innovation to deliver the best quality of sleep and building strong retailer relationships. Tempur-Pedic intends to finance the acquisition through debt financings, for which BofA Merrill Lynch has already provided customary commitment letters.

BofA Merrill Lynch is acting as Tempur-Pedic’s exclusive financial advisor and Citigroup as lead financial advisor to Sealy. Perella Weinberg Partners acted as the financial advisor and Blank Rome LLP as the legal advisor to an independent committee of Sealy’s Board. Bingham McCutchen LLP is acting as legal advisor to Tempur-Pedic and Simpson Thacher & Bartlett LLP as

legal advisor to Sealy.

The Flawed Process

54.         On October 30, 2012, Sealy filed its Schedule 14C detailing an inadequate and flawed process leading up to the Proposed Transaction. As expected, KKR ensured that its favored candidate won control over the Company and that virtually no third parties were considered in examining a sale of the Company.

55.         The process began when nearly one year ago in January 2012, defendant Brown, a Company director and a member of KKR, contacted Mark Sarvary (“Sarvary”), Tempur-Pedic’s CEO, about the possibility of a business combination with Tempur-Pedic. A confidentiality agreement was subsequently executed between the two companies and thereafter, defendants Rogers, Nelson, another member of KKR, and Brown met with Sarvary and other members of Tempur-Pedic’s management. One week following this meeting, Sarvary contacted Brown and indicated that Tempur-Pedic did not see a basis on which to continue discussions at the time. Notably, according to the Schedule 14C, prior to discussions between the two companies ending in March, Sealy’s independent directors had no role in overseeing discussions between Sealy and Tempur-Pedic about a prospective business combination between the two companies.

56.         Then, on March 30, 2012, Rogers and Nelson met with an entity referred to as “Party X” by the Schedule 14C to discuss the current environment in the bedding industry. Two months later, Party X contacted KKR concerning the possibility of an acquisition of at least a majority of the Company’s outstanding equity at a price of $2.00 per share. The Board met on May 10, 2012 to discuss Party X’s proposal and retained Citigroup Global Markets Inc. (“Citigroup”) as its financial advisor. In addition to being paid approximately $12.6 million for its financial advisory services, 80% of which is contingent on the success of the Proposed

Transaction, Citigroup has been compensated for providing unrelated services in the past to the Company and has provided and may continue to provide investment banking services in the future to KKR.

57.         Although the Board met on May 10, 2012 to discuss Party X’s proposal, it was not until June 6, 2012, nearly six months after Tempur-Pedic was initially approached, that the Board formally established an independent committee to assess strategic alternatives for the Company (the “Independent Committee”). Defendant Roedel was named chair of the committee.

58.         The Schedule 14C indicates that the Independent Committee was delegated the power and authority to take actions with regard to a potential transaction with Party X or any other strategic alternatives available to the Company if it was determined by the Independent Committee that a conflict of interest existed in connection with such potential transaction regarding the non-independent members of the Board. In addition, the Independent Committee was also authorized (but not required) in non-conflict of interest situations to make recommendations to the Board with respect to negotiations with Party X, or in connection with any strategic alternatives available to the Company. The Independent Committee retained Perella Weinberg Partners LP (“Perella”) as its financial advisor. Incredibly, throughout the entire process, the Independent Committee found no conflict of interest to exist. Thus, defendants Brown and Rogers spearheaded and controlled the ensuing process in their favor and to the detriment of the Company’s minority shareholders.

59.         Negotiations proceeded with Party X but no other parties due to the Board’s belief that conducting a public, widespread auction would have significant adverse effects on the Company’s ability to successfully negotiate a transaction with Party X, would be a distraction to the Company, and could disrupt the Company’s customer base in the midst of two major product launches.

60.                                 On July 20, 2012, defendants Brown and Roedel advised Party X that it would need to raise the proposed price above $2.00 per share. Representatives from Party X responded that they were willing to increase to $2.20 per share, but due to internal considerations they needed to suspend negotiations until mid-September 2012. Notably, just one day prior to Party X notifying Brown that negotiations needed to be suspended, derivative ligation was initiated against the Individual Defendants exposing them to significant liability. Then, just three days later, on July 23, 2012, Sarvary contacted Brown and expressed a renewed interest in Tempur-Pedic acquiring Sealy and proposed a valuation range of $2.00-$2.20 per share. Even though Party X had suspended negotiations at this point in time, the Board determined to pursue simultaneous discussions with Party X and Tempur-Pedic.

61.                                 On August 10, 2012, nearly eight months after the initial conversations with Tempur-Pedic in January, the Board instructed Citigroup to reach out to two financial purchasers to gauge their interest. One declined to review any materials related to the Company, and the other, based upon its own analysis and materials provided by the Company, expressed a range of values below $2.00 per share.

62.                                 On August 21, 2012, Sarvary sent a non-binding indication of interest to defendant Brown stating that Tempur-Pedic was willing to offer a price of $2.20 per share.

63.                                 On September 15, 2012, Party X indicated it was no longer interested in pursuing a transaction at $2.20 per share, but at a price that was less than $2.00 per share.

64.                                 Then, on September 26, 2012, after a process dominated by KKR, whereby only one serious alternative to the Proposed Transaction was considered, the Board unanimously approved the Merger Agreement.

65.                                 Just four days after the filing of a derivative action against the Individual Defendants, conversations resumed with Tempur-Pedic. The timing of the Proposed Transaction is suspicious as it comes at a time when the Individual Defendants potentially face significant liability for the derivative claims, as described above.

Defendants’ Conflicts of Interest

66.                                 The Proposed Transaction, rather than being for the benefit of the Company’s public shareholders, is designed to benefit the Individual Defendants who seek to insulate themselves from derivative liability. Similarly, and by extension, KKR, with whom Board members are affiliated, will also benefit from the Proposed Transaction because KKR-affiliated Individual Defendants will be insulated from the potential derivative liability, and KKR’s improper acts as described herein will not be subject to the legal scrutiny that would otherwise arise from the derivative lawsuit. Although the Schedule 14C indicates that the Board met with its counsel and “concluded” that the derivative action pending against the Individual Defendants and the Company had limited, if any value for which a potential acquirer would pay additional consideration, the Independent Committee never separately met to discuss this issue, and as a result, deferred the matter to those who stood to gain the most by pushing forward with the Proposed Transaction.

67.                                 Additionally, KKR is set to further benefit from the Proposed Transaction because it will receive immediate payment of outstanding debts owed by Sealy to KKR.

68.                                 Moreover, it is clear that Company’s directors and executive officers have been subject to debilitating conflicts of interest at all relevant times, largely by virtue of their connections to KKR. Indeed, the Schedule 14C admits as much, stating:

You should be aware that the Company’s directors and executive officers may be deemed to have interests in the Merger that may be different from or in addition to the interests of the Company’s stockholders generally and that may present actual or potential conflicts of interest. These interests include the following:

•  the vesting and cash-out of all unvested stock options, equity share units and restricted share units held by the Company’s executive officers and directors;

•  continued indemnification and insurance coverage for our current and former directors and officers for six years following the effective time of the Merger; and

•  the payment of transaction bonuses to certain of the Company’s executive officers, not to exceed $950,000 in the aggregate, a portion of which is expected to be paid at the effective time of the Merger and the remainder of which is expected to be paid at the three month anniversary of the effective time of the Merger, in each case, so long as the executives remain employed with the Company through the time of payment.

69.                                 Defendant Rogers is set to benefit personally by retaining his position as CEO of Sealy following consummation of the Proposed Transaction. Prior to the Proposed Transaction, the Company had announced that Rogers was to retire from his position as CEO and the Company was purportedly in the process of finding a replacement.

70.                                 Moreover, the Individual Defendants will reap millions of dollars as a result of accelerated vesting of their stock options, restricted stock units and equity share units due to the Proposed Transaction, as illustrated in the chart below.

Defendant	Value Received as a Result of Accelerated Vesting
Lawrence J. Rogers	$3,555,904.10
Paul Norris	$169,756.30
James W. Johnston	$106,081.20
Simon E. Brown	$176,238.33
Gary E. Morin	$106,081.20
Dean B. Nelson	$319,951.51
Richard Roedel	$106,081.20
Deborah G. Ellinger	$71,350.40
John B. Reploge	$71,350.40

71.                                 Likewise, the Approving Shareholders have significant motivation to consent to the merger transaction as they too will reap millions of dollars as a result of the Proposed

Transaction.

Approving Shareholder	Value Received as a Result of Accelerated Vesting
Jeffrey C. Ackerman	$1,403,918.33
G. Michael Hofmann	$859,830.49
Louis R. Bachicha	$716,525.41
Jodi L. Allen	$352,343.25
Carmen J. Dabiero	$455,318.3
Michael Q. Murray	$641,797.4

Inadequate Offer Price

72.                                 As discussed above, the Offer Price does not take into consideration the value of the claims alleged in the derivative action. After the Proposed Transaction is consummated, the right to pursue derivative claims will transfer to the surviving entity. Success in pursuing these claims could result in millions of dollars being returned to the Company. For example, if the Company were to recover just the $50 million in excess fees that KKR extracted from Sealy, as described in further detail below, the impact would be an additional $0.50 per share.

73.                                 Additionally, despite KKR’s mismanagement of the Company, the Offer Price is inadequate and substantially undervalues the Company. Regarding Sealy’s prospects for the future, one analyst has stated: “This stock has been uptrending very strong so far in 2012, with shares up over 25%. That strong trend has shares of Sealy trading just 30 cents off its 52-week high of $2.45 a share in front of its earnings report.”

74.                                 Moreover, the Offer Price represents no meaningful premium in relation to the trading price of the Company’s shares prior to the announcement of the Proposed Transaction. The Company’s shares traded as high as $2.45 per share in April 2012 and as high as $2.28 per share on September 21, 2012. The Offer Price is actually a discount to what the Company’s shares were trading at just seven days prior to the announcement of the Proposed Transaction. Thus, Sealy’s shareholders are being deprived of a meaningful premium, to which they are rightfully entitled, by virtue of defendants’ conflicts of interest and course of conduct predicated thereupon.

75.                                 Further, as described in detail above, the trading price of the Company’s securities has been negatively impacted by the Company’s under-performance caused by the acts of the Individual Defendants and KKR. As such, any purported premium offered by the Offer Price is illusory when compared to the true value of the Company.

76.                                 Additionally, the Offer Price is inadequate given defendants’ own financial advisors’ analyses. Perella, the financial advisor to the Independent Committee created by the Board, found that the median premium paid in the last twelve months for United States companies was 32.9% in comparison to the closing market price per share of the common stock of those companies on the day prior to the announcement of the Proposed Transaction. In comparison, the one day premium for Sealy’s stock is just 3%. Also, the Offer Price is significantly below the midpoint of the Implied Per Share Equity Value reference range that Citigroup calculated in its Discounted Cash Flow Analysis for Sealy based upon the Company’s base plan projections.

77.                                 In addition, the announcement of the Proposed Transaction has been timed to coincide with the Company’s release of favorable third quarter 2012 financial results. By simultaneously announcing the Proposed Transaction with the favorable third quarter 2012 financial results, the Company capped the trading price of the Company’s securities at the Offer Price without allowing the market to digest the quarterly financial results and react accordingly. The Company’s September 27, 2012 press release announcing the Company’s third quarter financial results stated, in pertinent part:

TRINITY, N.C., September 27, 2012 — Sealy Corporation (NYSE: ZZ), a leading global bedding manufacturer, today announced results for its third quarter of fiscal 2012. While the Company had originally planned to host a conference call to discuss the recent third quarter results this afternoon at 5pm EST, due to the recent transaction announcement with Tempur-Pedic International, Inc., this call has been cancelled.

Fiscal 2012 3rd Quarter Recap for Continuing Operations

Net sales increased by $31.4 million to $365.4 million, a 9.4% increase compared to the third quarter of fiscal 2011.

Gross profit increased by $11.2 million to $148.2 million compared to the third quarter of fiscal 2011. Gross margin decreased 0.4 percentage points to 40.6%.

Incremental investment in national advertising of $6.6 million over the third quarter of fiscal 2011 to support the Optimum by Sealy Posturepedic Line of specialty bedding.

Income from operations of $32.6 million, a decrease of $5.2 million compared to the third quarter of fiscal 2011.

78.                                 Commenting on the third quarter 2012 financial results, defendant Rogers stated in the Company’s September 27, 2012 press release, as follows:

Our investments in new products and national advertising delivered strong U.S. sales growth. Our Adjusted EBITDA and Gross Margin results were in line with our expectations, as we executed on our enhanced advertising campaign surrounding our successful Sealy Posturepedic Optimum specialty bedding launch.

79.                                 Notably, the Company’s third quarter sales and EBIDTA were better than expected and exceeded both the Company’s and the consensus estimates prior to the earnings and Proposed Transaction announcement. Both Citigroup and Perella utilized these estimates in their fairness opinions.

80.                                 Therefore, the timing of the Proposed Transaction has been engineered to cap the trading price of Sealy’s shares and if consummated will result in Sealy’s shareholders losing their investment in the Company at below its true value.

Deal Protection Provisions

81.                                 The Merger Agreement entered into by Sealy, Tempur-Pedic, and Silver Lightning contains improper deal protection measures designed to deter alternative offers for the Company that might otherwise maximize value to the Company’s shareholders. Such deal protection terms, as described below, inhibit a public auction of the Company.

82.                                 The Merger Agreement contains a non-solicitation provision that provides in relevant part that the Company and its subsidiaries will not, and will not authorize or knowingly permit any of the representatives to, directly or indirectly:

(i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, a Takeover Proposal, (ii) furnish or otherwise make available to any Person (other than Parent, Sub or any designees of Parent or Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Sub or any designees of Parent or Sub) access to the business or to the properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case that would reasonably be expected to result in the making, submission or announcement of, or for the purpose of knowingly encouraging, facilitating or assisting, (A) a Takeover Proposal, or (B) any inquiries that would reasonably be expected to lead to a Takeover Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to a Takeover Proposal, (iv) approve, endorse or recommend a Takeover Proposal, (v) enter into any letter of intent, memorandum of understanding or other Contract of any kind providing for, contemplating, intended to facilitate or otherwise relating to, a Takeover Proposal or (vi) authorize, commit, publicly propose or agree to do any of the foregoing.

83.                                 The non-solicitation clause prohibits Sealy and the Individual Defendants from seeking alternative bids for the Company that might maximize shareholder value. Defendants attempt to cover their tracks by including a “fiduciary carve-out” clause, but this clause is illusory. As summarized in the Schedule 14C, pursuant to the Merger Agreement:

If a third party makes an unsolicited Takeover Proposal to the Company prior to 11:59 p.m. New York City time on October 31, 2012, the Company, subject to compliance with certain notice and other requirements set forth in the Merger Agreement, may negotiate and discuss the proposal with the third party under certain circumstances specified in the Merger Agreement. If the Board of Directors determines in good faith that such Takeover Proposal constitutes a Superior Proposal . . . , then, if the Company complies with certain notice requirements provided in the Merger Agreement and, subject to certain match rights of Parent, the Company may terminate the Merger Agreement prior to 11:59 p.m. New York City time on October 31, 2012 (subject to certain extensions). The Company must pay Parent a termination fee immediately prior or concurrently with such termination.

84.                                 Despite defendants not expecting the Proposed Transaction to be completed until the first half of 2013, third parties were given just thirty-five days to consider making a superior proposal after the announcement of the Proposed Transaction. Moreover, third parties were given just one day to review the Schedule 14C that was filed with the SEC on October 30, 2012 before the expiration of the fiduciary carve out clause.

85.                                 Additionally, the fiduciary carve out clause was even further restricted by a matching rights clause providing for Tempur-Pedic to receive the precise details of any unsolicited bid for Sealy and providing Tempur-Pedic with an opportunity to match the terms of any such bid. Pursuant to Section 5.2(b) of the Merger Agreement, the Company must notify Tempur-Pedic of the bidder’s identity and the terms of the bidder’s offer. Thereafter, if the Board determines that the competing acquisition proposal constitutes a superior proposal, Section 8.3(a) requires the Board to grant Tempur-Pedic five calendar days to amend the terms of the Merger Agreement to make a counter-offer so that the superior proposal is no longer superior.

86.                                 The Merger Agreement also provides that a termination fee of $25 million must be paid to Tempur-Pedic by Sealy if the Company decides to pursue the competing offer.

87.                                 In addition, the September 27, 2012 press release issued by the Company describing the Proposed Transaction revealed that stockholders holding approximately 51% of Sealy’s outstanding common stock have executed a written consent approving the Proposed

Transaction and, therefore, no additional shareholder approvals are required to complete the transaction. Moreover, Sealy Holding LLC, an affiliate of KKR, has signed a support agreement in favor of the Proposed Transaction (the “Support Agreement”). The written consent and execution of the Support Agreement act as deterrents to any alternative bid being made for the Company.

88.                                 Indeed, the written consent is, by its own explicit terms, “irrevocable.” As such, the shareholders supporting the Proposed Transaction cannot withdraw such support, even if a superior offer materializes. Accordingly, there is no effective fiduciary out associated with the Proposed Transaction.

89.                                 Reaction of shareholders to the Proposed Transaction has been swift and severe. The same day the Proposed Transaction was announced, shareholder H Partners, owner of 16.6% of the Company’s shares, sent a letter to the Board expressing its shock and dissatisfaction with the Proposed Transaction and the Offer Price. The September 27, 2012 letter sent by H Partners was filed with the SEC and stated:

September 27, 2012

VIA EMAIL

Sealy Corporation

Attn: Board of Directors

One Office Parkway

Trinity, NC 27370

Dear Directors:

As the owner of 16.6 percent of the outstanding shares of Sealy Corporation (“Sealy” or “the Company”), H Partners Management LLC (“H Partners”) is Sealy’s second largest shareholder. For the past year we have continuously voiced extensive concerns with respect to the repeated failures of Sealy’s KKR- dominated Board of Directors.

Today we were shocked to observe that this Board, after selling shares to public shareholders in April 2006 at $16 per share, is contemplating a sale of the Company at a meager $2.20 per share. In effect, the KKR-dominated Board is locking in an astounding 86 percent loss for public shareholders. Unfortunately, Sealy’s public shareholders cannot offset their staggering loss with over $150 million in dividends and over $50 million in highly questionable fees which KKR has extracted from Sealy.

The $2.20 per share sale price drastically undervalues the Company. Consider the following:

The long-term value of Sealy equity is multiples of its current market value. Serta/Simmons was recently sold for a $3 billion enterprise value. With effective execution, we believe Sealy’s long-term value is at least $3 billion or $7.50 per share.

Sealy’s results are finally starting to improve, with sales growing 9.4% in the most recent quarter due to a new focus on the specialty segment.

This $2.20 per share offer is a mere 2.8 percent premium to Sealy’s closing stock price on September 26, the day before the deal was announced. In our experience, it is highly unusual for public company mergers to close without any significant premium paid.

The Board should be deeply embarrassed by the $260 million increase in Tempur-Pedic’s equity value immediately following the deal announcement. This value transferred to Tempur-Pedic shareholders is equivalent to $0.80 per Sealy share. The increase in Tempur-Pedic’s stock price implies an immediate value of at least $3.00 per Sealy share.

We are extremely troubled by the KKR-dominated Board’s apparent failure to consider alternative bids and to seek approval from Sealy’s non-KKR public shareholders. We demand that the Board fulfill its fiduciary duty to maximize value for all shareholders. The Board must either (1) conduct a thorough sale process and solicit bids from all potential acquirors, or (2) commit to maximizing long-term value by appointing a capable and proven management team in consultation with all shareholders.

H Partners opposes the contemplated sale of Sealy to Tempur-Pedic for $2.20 per share. We reserve all rights to pursue legal remedies to protect the value of our investment and will scrutinize the actions taken by KKR and its affiliates, the Company, the Company’s Board, and all other relevant parties.

Sincerely,

/s/ Usman Nabi	/s/ Arik Ruchim
Partner	Partner

Material Omissions in the Schedule 14C

90.                                 The Schedule 14C omits material information necessary for Sealy’s shareholders to make an informed decision as to whether seek appraisal for their shares. By omitting such information, Sealy’s Board is breaching its fiduciary duties to the Company’s public shareholders. The Schedule 14C omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of the Company’s financial advisors. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

Information Relating to Citigroup’s Analyses

91.                                 The summary of the analyses performed by Citigroup and Perella in the Schedule 14C is misleading both due to the discrepancies contained therein and material information omitted. As a result, investors are unable to conduct their own analyses as to the fair value of the Company. Specifically, the following elements of the Citigroup analyses were lacking:

Selected Publicly Traded Companies Analysis:

92.                                 In its Selected Publicly Traded Companies Analysis, Citigroup reviewed financial and stock market information of Sealy and nine publicly held companies. The Schedule 14C reveals which comparable companies were examined as well as their Firm Value/CY 2012 EBITDA multiples. Based upon this information, Citigroup applied a range of selected multiples of calendar year 2013 Firm Value/EBIDTA of 7.5x to 9.5x to achieve an equity reference range for the Company of $1.67 to $2.51. First, the Schedule 14C contains no other information about the comparable companies other than which consumer demographic group each company targets. Additionally, the Schedule 14C does not reveal why Citigroup chose 9.5x as the top range of the multiples applied despite two of the comparable companies having higher multiples, one of which was 13.3x. Moreover, the mean and the median of the comparable companies Citigroup analyzed was 9.0x and 9.2x, respectively. No explanation is provided as to why Citigroup utilized a range that fell below the mean and median of the comparable companies. Further, there is no disclosure as to why, in calculating estimated calendar year 2013 EBITDA for the Company, Citigroup utilized Wall Street Consensus estimates instead of the Company’s own projections. Wall Street analysts who have inferior access to information about the Company projected that it would achieve $140 million in EBIDTA in 2013, whereas the Company’s management has projected $151 million EBIDTA in its base case scenario. As such, it appears that Citigroup’s analysis undervalues Sealy.

Selected Precedent Transactions Analysis:

93.                               Citigroup also reviewed nine selected transactions in the bedding industry, not all of which are public targets. In the transactions involving private companies, the Schedule 14C fails to disclose the source of information about the private targets or how Citigroup utilized the information regarding the private precedent transactions in its analysis. Moreover, the precedent transactions that Citigroup analyzed appear stale. Citigroup only analyzed one precedent transaction that took place post Sealy’s IPO in 2006 and that transaction involved the purchase of a company out of bankruptcy. Additionally, Citigroup utilized the same 7.5x-9.5x range in its Selected Precedent Transaction Analysis as it did in its Selected Publicly Traded Companies Analysis. This appears inappropriate given that in a going-private or merger situation one would expect a control premium to be present and thus the multiple range would be higher. There is no explanation as to why the multiple range that Citigroup utilized does not reflect the control premium that shareholders should receive in the Proposed Transaction.

Discounted Cash Flow Analysis:

94.                          With respect to its Discounted Cash Flow Analysis, the Schedule 14C fails to disclose how Citigroup chose its weighted average cost of capital, terminal growth rate and discount rate ranges. For example, Citigroup indicates that discount ranges were derived utilizing a weighted average cost of capital analysis based on certain financial metrics and taking into account market volatility for the Company and selected companies. However, the Schedule 14C does not disclose what financial metrics were examined in this analysis or any other inputs that were utilized in Citigroup’s calculations. The details of the inputs Citigroup utilized are important given that both Citigroup and Perella state that they relied on the weighted average cost of capital calculations of the Company yet ended up with markedly different discount rates. The discount rates that Citigroup applied ranged from 8.4%-10% while Perella applied a range of 9.75%-11.75%.

Leveraged Buyout Analysis:

95.                          In its Leveraged Buyout Analysis, Citigroup estimates theoretical purchase prices that could be paid by a hypothetical financial buyer for the Company. The Schedule 14C indicates that Citigroup assumed customary market terms and that the financial buyer would attempt to realize a return on its investment in the Company’s fiscal year 2016 at customary rates of return for a financial buyer. The Schedule 14C, however, does not disclose why Citigroup selected 2016 as an exit date for a financial buyer or what customary rates of return it assumed.

Miscellaneous:

96.                          In the miscellaneous section regarding Citigroup’s analyses, the Schedule 14C discloses that in the past, Citigroup has provided, currently is providing or in the future may provide investment banking services for KKR and the Company. The Schedule 14C indicates that Citigroup has been paid by the Company a fee of approximately $62,500 for acting as a joint bookrunner in the past; however, there is no disclosure as to whether acting as a bookrunner was the sole service Citigroup has performed in the past to the Company and KKR. Thus, shareholders are unable to determine whether Citigroup’s analysis may have been swayed due to compensation it receives from either KKR or the Company.

Information Relating to Perella’s Analyses

Implied Transactions Multiples:

97.                          Perella derived an implied enterprise value for the Company based on the $2.20 per share cash merger consideration and then examined the enterprise value as a multiple of LTM EBITDA, 2012 EBIDTA and 2013E EBIDTA. Again, there is no information on how Perella utilized this information in coming to a conclusion that the Offer Price is fair. Moreover, although the Schedule 14C indicates that Perella calculated enterprise value in its analysis, the Schedule 14C omits its result, i.e. what calculated enterprise value was. Additionally, it fails to disclose the number of shares Perella assumes will be issued as a result of the convertible note being converted into stock, the estimated net debt of the Company, and the value of the Company’s investment in Comfort Revolution Holdings, LLC (“Comfort Revolution”).

Equity Research Analyst Price Targets:

98.                          The Schedule 14C is misleading in that it only cites two analyst price targets, while omitting others. Specifically, although Perella refers to two published price targets of

$2.00 per share, it ignores at least two other price targets of $2.10 per share and $2.20 per share. Additionally, the Schedule 14C indicates that Perella discounted the price targets utilizing the Capital Asset Pricing Model and assuming a 13.5% cost of equity, but does not disclose the inputs it used in this model.

Selected Publicly Traded Companies Analysis:

99.                          Perella selected nine companies in its Selected Publicly Traded Companies Analysis and then analyzed their enterprise value as a multiple of estimated EBITDA for fiscal years 2012 and 2013 to determine implied equity value ranges for the Company. However, the Schedule 14C only discloses range and median statistics for the comparable companies analyzed and instead of the multiples observed for each individual company. This is especially confusing and troubling because the median of the companies that Perella examined was 9.2x but the range it applied was 7.0x-8.5x. There is no explanation as to why the range Perella utilized fell below the median of the public companies it included in its analysis. Without further disclosure, shareholders cannot possibly assess these issues.

Selected Transactions Analysis:

100.                   Perella selected eleven precedent transactions and calculated and compared the enterprise value in each transaction as a multiple of LTM EBITDA. Instead of providing the observed multiples for each transaction, the Schedule 14C only provides High, Low and Median data. Moreover, the Schedule 14C does not disclose which of the precedent transactions Perella looked at were public versus private transactions, or how many of the deals it incorporated when determining its value range under this analysis.

Illustrative Premia Paid Analysis:

101.                   Perella examined 124 acquisitions of United States companies since 2009 and thirty-one acquisition in the twelve-month period ended September 25, 2012 where the enterprise value was $500 million to $2 billion. The Schedule 14C does not disclose why Perella selected the enterprise value range that it did, why Perella examined 124 precedent transactions in its premia paid analysis and only nine in its precedent transaction analysis, and, most importantly, how it utilized the results of its Illustrative Premia Paid Analysis in coming to its fairness conclusion.

Illustrative Discounted Cash Flow Analysis:

102.                   Just as was the case with Citigroup, the Schedule 14C fails to disclose the inputs Perella utilized in determining the discount range it applied. Given the inconsistency between Citigroup’s and Perella’s analyses, this information must be disclosed to shareholders.

Miscellaneous:

103.                   In the miscellaneous section regarding Perella’s analyses, the Schedule 14C discloses that in the past, Perella acted as financial advisor to the Audit Committee of the Company’s Board in connection with a Company recapitalization transaction for which Perella received compensation from the Company. However, the Schedule 14C fails to disclose the amount of compensation received by Perella for those services. Moreover, the Schedule 14C discloses that Perella in the future may provide investment banking services for KKR and its affiliates. However, there is no disclosure regarding the nature, timing, or fees expected to be received for these services, or whether Perella has provided services in the past several years to KKR.

Information Relating to the Background of the Proposed Transaction

104.                   In addition to the material omissions and misstatements contained in the Schedule 14C’s recitation of the analyses performed by Citigroup and Perella, there are a number of material omissions and misstatements contained in the Schedule 14C’s explanation of events and circumstances leading up to the Proposed Transaction. More specifically, the Schedule 14C:

(a)                            Fails to disclose why Brown, a member of KKR, was selected to initiate contact with Tempur-Pedic in January 2012. Further, the Schedule 14C fails to disclose why in early March 2012, Sarvary felt that there was no basis to continue discussions;

(b)                            Fails to disclose on what basis the Board concluded that Party X’s $2.00 per share offer was insufficient during its May 18, 2012 meeting, or how $0.20 per share more would somehow be enough to be sufficient;

(c)                             Fails to disclose the basis for the Board’s delay until June 2012 to establish an Independent Committee, and the basis for selecting conflicting Board members to serve on this committee;

(d)                            Does not fully explain the circumstances surrounding the retention of Citigroup or Perella. For example, the Schedule 14C does not disclose whether alternative candidates were considered;

(e)                             Provides three alternative business scenarios prepared by the Company’s management. However, it does not indicate if any of these scenarios take into account the two major product launches the Schedule 14C indicates were discussed by the Board on June 14, 2012;

(f)                              Does not disclose whether the Offer Price takes into consideration the value of the Company’s acquisition of a stake in Comfort Revolution on June 13, 2012;

(g)                             Does not disclose why the Board agreed to limit its consideration of superior proposals to thirty-five days after the Proposed Transaction was announced;

(h)                            Does not disclose the Board’s considerations, if any, of the impact of the irrevocable written consent on its decision to agree to the Proposed Transaction, or its ability to terminate it; and

(i)                                Indicates that the Board has a fiduciary out and can terminate the Merger Agreement, but fails to disclose the impact the irrevocable written consent on this point.

105.                   By reason of their positions with Sealy, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Sealy. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Sealy. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders.

106.                   The consideration to be paid to plaintiffs and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Sealy is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

107.                   The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

108.                   Unless enjoined by this Court, defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiffs and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

109.                   Plaintiffs and the other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION
CLAIM FOR BREACHES OF FIDUCIARY DUTIES
AGAINST THE INDIVIDUAL DEFENDANTS

110.                        Plaintiffs repeat and re-allege each allegation as if fully set forth herein.

111.                        The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Sealy. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiffs and other members of the Class of the value of their investment in Sealy.

112.                        As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty because, among other reasons:

(a)                            They have failed to properly value the Company;

(b)                            They have failed to take steps to maximize the value of Sealy to its public shareholders; and

(c)                             They have acted in the best interests of parties other than the Company’s shareholders to whom they owe fiduciary duties.

113.                        Moreover, due to the material misrepresentations and omissions in the Schedule 14C, defendants have deprived the Company’s minority shareholders of the ability to make an informed decision as to whether to exercise their appraisal rights.

114.                        Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of Sealy’s valuable assets and businesses, to the irreparable harm of the Class.

115.                        Plaintiffs and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION
AGAINST SEALY, TEMPUR-PEDIC, AND SILVER LIGHTNING
FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

116.                   Plaintiffs repeat and re-allege each allegation as if fully set forth herein.

117.                   Defendants Sealy, Tempur-Pedic, and Silver Lightning, by reason of their status as parties to the Proposed Transaction, and/or and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

118.                   Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Sealy, Tempur-Pedic, and Silver Lightning, who, therefore, have aided and abetted such breaches in the proposed sale of Sealy to Tempur-Pedic.

119.                   As a result of the unlawful actions of defendants Sealy, Tempur-Pedic, and Silver Lightning, plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive fair value for Sealy’s assets and business. Unless the actions of defendants Sealy, Tempur-Pedic, and Silver Lightning are enjoined by the Court, these defendants will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiffs and the members of the Class.

120.                   Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand injunctive relief in plaintiffs’ favor and in favor of the Class and against defendants, as follows:

A.                                    Declaring that this action is properly maintainable as a class action and designating plaintiffs as Class representatives;

B.                               Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C.                               Directing defendants to account to plaintiffs and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

D.                               Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E.                                Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 19, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310
OF COUNSEL:
ROSENTHAL, MONHAIT
LEVI & KORSINSKY, LLP		& GODDESS, P.A.
Donald J. Enright		Carmella P. Keener (#2810)
1101 30th Street, N.W., Suite 115 Washington, DC 20007		919 North Market Street, Suite 1401 Wilmington, DE 19801
(202) 524-4290
Co-Liaison Counsel for Plaintiffs
HARWOOD FEFFER LLP Robert I. Harwood
Samuel K. Rosen
488 Madison Avenue
New York, NY 10022
(212) 935-7400

Co-Lead Counsel for Plaintiffs